SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Dated December 2, 2004

Commission File Number: 0-31376

MILLEA HOLDINGS, INC.

(Translation of Registrant’s name into English)
Otemachi First Square, 1-5-1 Otemachi, Chiyoda-ku
Tokyo 100-0004, Japan
(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑  Form 40-F ☐

Indicate by check mark whether the Registrant by furnishing
the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐  No ☑

Table of Documents Submitted

Item
1.	Summary of consolidated business results of Millea Holdings, Inc. under Japanese GAAP for the six months ended September 30, 2004.
2.	Summary of non-consolidated business results of Millea Holdings, Inc. under Japanese GAAP for the six months ended September 30, 2004.

FORWARD-LOOKING STATEMENTS

     The information contained in this Form 6-K includes certain forward-looking statements that are based on our current expectations, assumptions, estimates and projections about our businesses and operations. These statements contain projections of results of operations or financial condition. These forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may materially differ from those contained in the forward-looking statements as a result of various factors. Important factors that might cause a material difference include, but are not limited to: general economic conditions in Japan or elsewhere; business conditions in the insurance industry in Japan or elsewhere; the regulatory environment, new legislation, competition with other insurance companies, changing technology and evolving insurance industry standards; changes in the composition of our subsidiaries’ financial instruments that are subject to market risk, including without limitation as a result of ordinary financing and investment decisions or as a result of changes in strategy or regulation; changes in the volatility of particular instruments or groups of instruments, including without limitation as a result of economic developments in Japan or elsewhere, or changing political conditions, or the increasing liquidity of international securities markets; deviations of the actual behavior of particular markets from those that are indicated by statistical models used by our subsidiaries, which of necessity rely on a number of assumptions and approximations; and deviations of actual loss experience from the results that might be indicated by statistical analysis. For a discussion of these and other factors which may have a material impact upon our financial condition, results of operation and liquidity, see “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our annual report on Form 20-F for the fiscal year ended March 31, 2004.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KABUSHIKI KAISHA MILLEA HOLDINGS (Millea Holdings, Inc.)
December 2, 2004	By:	/s/ Tetsuya Unno
General Manager of Corporate Legal
and Risk Management Department

Item 1
[English translation]

November 29, 2004

Summary of Consolidated Business Results of Millea Holdings, Inc. under Japanese GAAP for the Six Months Ended September 30, 2004

Company Name: Millea Holdings, Inc.
Securities Code Number: 8766
Stock Exchange Listings: Tokyo and Osaka
Head Office: Tokyo, Japan
Representative: Kunio Ishihara, President, Millea Holdings, Inc.
Contact:	Mitsuru Muraki, Corporate Planning Dept., Millea Holdings, Inc. Phone 03-6212-3341
Satoshi Tsujigado, Corporate Finance Dept., Millea Holdings, Inc. Phone: 03-6212-3344

1. Consolidated Business Results for the Six Months ended September 30, 2004
(from April 1, 2004 to September 30, 2004)

(1)	Consolidated Results of Operations

(Yen in millions except per share data and percentages)

	For the six months ended
	September 30, 2004	September 30, 2003	For the year ended March 31, 2004
Ordinary income	1,390,356	1,383,265	2,775,718
(change from corresponding period of the previous year)	0.5%	(2.4)%	(5.2)%
Operating profit	7,965	100,215	191,748
(change from corresponding period of the previous year)	(92.1)%	(21.2)%	90.1%
Net income	(7,131)	59,537	111,421
(change from corresponding period of the previous year)	—%	(28.5)%	96.8%
Net income per common share — Basic (yen)	(4,031.48)	32,331.22	61,132.02
Net income per common share — Diluted (yen)	—	—	—

Notes: 1.	Investment income and expenses on equity method:

For the six months ended September 30, 2004	424 million yen
For the six months ended September 30, 2003	(863) million yen
For the year ended March 31, 2004	42 million yen

2.	Average number of shares outstanding:

For the six months ended September 30, 2004	1,768,843 shares
For the six months ended September 30, 2003	1,841,478 shares
For the year ended March 31, 2004	1,822,308 shares

3.	Change in accounting method: None

4.	Percentage figures show increase or decrease in ordinary income, operating profit and net income from the previous period.

(2)	Consolidated Financial Conditions

(Yen in millions except per share data and percentages)

	For the six months ended
	September 30, 2004	September 30, 2003	For the year ended March 31, 2004
Total assets	11,129,315	10,372,419	11,006,256
Stockholders’ equity	2,186,405	2,019,322	2,310,823
Ratio of Stockholders’ equity to total assets	19.6	19.5	21.0
Stockholders’ equity per share (yen)	1,245,877.97	1,109,026.87	1,292,354.74

Note: Number of shares issued:

At September 30, 2004	1,754,911 shares
At September 30, 2003	1,820,805 shares
At March 31, 2004	1,788,056 shares

(3)	Consolidated Cash Flows

(Yen in millions)

	For the six months ended
	September 30, 2004	September 30, 2003	For the year ended March 31, 2004
Cash flows from operating activities	302,503	206,577	350,863
Cash flows from investing activities	(281,681)	(21,259)	45,103
Cash flows from financing activities	(60,249)	12,188	(21,366)
Cash and cash equivalents at end	1,272,214	1,140,887	1,312,141

(4)	Scope of Consolidation and Application of Equity Method

The number of consolidated subsidiaries:	15
The number of non-consolidated subsidiaries accounted for by the equity method:	None
The number of affiliates accounted for by the equity method:	1

(5)	Change in the Scope of Consolidation and Application of Equity Method

Consolidated subsidiaries. Newly included: 0 Excluded: 1
Companies accounted for by the equity method. Newly included: 0 Excluded: 0

2. Consolidated Business Forecast for the year ending March 31, 2005
(from April 1, 2004 to March 31, 2005)

(Yen in millions)

Ordinary income	Ordinary profit	Net income
2,910,000	130,000	60,000

Net income per share forecasted for the year ending March 31, 2005: 34,189.75 yen

Attachment

The Millea Group

     Millea Holdings, Inc. (Millea Holdings) was formed on April 2, 2002 as the holding company for The Tokio Marine and Fire Insurance Company, Limited (Tokio Marine) and The Nichido Fire and Marine Insurance Company, Limited (Nichido Fire) in a statutory share transfer under Japanese law.

     The Millea Group’s businesses include its property and casualty business and its life insurance business.

     Principal subsidiaries of Millea Holdings are as follows.

Millea Holdings, Inc. (Insurance holding company)

Property and casualty business

Property and casualty business

*	The Tokio Marine and Fire Insurance Company, Limited

*	The Nichido Fire and Marine Insurance Company, Limited

*	Trans Pacific Insurance Company

*	Tokio Marine Europe Insurance Limited

*	Tokio Marine Global Re Limited

*	The Tokio Marine and Fire Insurance Company (Singapore) Pte. Limited

*	The Tokio Marine and Fire Insurance Company (Hong Kong) Limited

*	Tokio Marine Brasil Seguradora S.A.

*	Tokio Millennium Re Ltd.

#	First Insurance Company of Hawaii, Ltd.

Other business

*	Millea Asia Pte. Ltd.

Life insurance business

*	Tokio Marine & Nichido Life Insurance Co., Ltd.

*	Tokio Marine & Nichido Financial Life Insurance Co., Ltd.

Other businesses

Securities investment advisory business and securities investment trusts business

*	Tokio Marine Asset Management Co., Ltd.

Derivatives business

*	Tokio Marine Financial Solutions Ltd.

Staffing business

*	Tokio Marine & Nichido Career Service Co., Ltd.

*	Consolidated subsidiaries

#	Investment accounted for by the equity method

(Note)	On October 1, 2004, The Tokio Marine and Insurance Company, Limited and The Nichido Fire and Marine Insurance Company, Limited merged and became Tokio Marine & Nichido Fire Insurance Co., Ltd.

Management Policies

1. Management policies

In November 2003, Millea Holdings formulated the “Millea Group Corporate Philosophy” to be upheld by all officers and employees of the Group.

“Millea Group Corporate Philosophy”

The Millea Group is committed to the continuous enhancement of corporate value, with customer trust at the base of all its activities.

•	By providing customers with the highest quality products and services, we will spread safety and security to all around us.

•	For fulfilling our responsibility to shareholders, we will pursue global development of sound, growing and profitable businesses.

•	For promoting the creativity of each and every employee, we will foster a corporate culture which encourages free and open communications.

•	While demonstrating responsible management as a good corporate citizen, we will make a positive contribution to society.

2. Policy on profit distribution

With respect to the appropriation of profit, we seek to pay stable dividends on the common stock, taking into consideration the business results and expected future environment of the Company, subject to having retained earnings and to providing sufficient capital to meet our business needs.

3. Policy on reduction in the size of minimum investment unit

We believe that there is currently no need to reduce the size of the minimum investment unit of Millea Holdings shares in light of their liquidity and from a cost-benefit point of view. However, taking into consideration the needs of investors, we intend to study further whether such reduction would be necessary in the future.

4. Management objectives

The Group intends to further increase earnings of the domestic property and casualty insurance business and to expand the life insurance, overseas insurance and asset management businesses, thereby seeking to improve profitability and growth potential in a stable and continuous manner. The group aims to achieve an ROE level of around 6%, and adjusted earnings of approximately 160 billion yen by FY2005.

(Note) The above targeted ROE and earnings are based on “adjusted earnings”, which are calculated by the following method.

•	Adjusted ROE = Adjusted earnings / Adjusted capital

•	Adjusted Earnings

(a)	Property and casualty insurance business

Adjusted earnings = Net income + Provision for extraordinary reserves + Provision for reserves for price fluctuation – Gains (losses) from assets under asset liability management – Gains (losses) from stocks and properties – Other extraordinary items

(b)	Life insurance business

Adjusted earnings = Increase in embedded value (sum of value of in-force business and shareholder equity of a life insurance company)

(c)	Overseas insurance business and other businesses

Net income as shown in financial statements

•	Adjusted Capital

(a)	Property and casualty insurance business

Adjusted capital = Capital + Extraordinary reserves (net of tax) + Reserves for price fluctuation (net of tax)

(b)	Life insurance business

Adjusted capital = Embedded value

(c)	Overseas insurance business and other businesses

Capital as shown in financial statements

Targeted Group ROE in FY2005 was announced in November 2003 as a medium- to long-term corporate strategy of Millea Holdings.

5. Mid- to long-term business strategies

The Group aims to meet the “safety and security” needs of all of its customers. While continuing to enhance the strengths and special characteristics of each Group company, we plan to continue to take on new challenges to increase earnings from our core insurance businesses and to expand our operations into new areas that we believe offer significant growth potential and profitability. We will also seek to optimize the allocation of our management resources throughout the Group in order to build the optimum business portfolio that delivers strong profitability, growth potential and high capital efficiency. By pursuing the above, we aim to maximize the corporate value of the entire Group.

(1) Enhance earnings from the core businesses

The Group will work to generate greater earnings from its core domestic property and casualty and life insurance businesses. In our domestic property and casualty insurance business, we merged Tokio Marine and Nichido Fire in October 2004. The merged company adopts an in-house company system and intends to pursue customer-oriented business development with a focus on its growth strategy under the medium-term business plan called the “Nextage 2005”.

Specifically, we will endeavor to improve products, back office and computer system drastically and to consolidate our sales networks to optimize the merits of the merger based on overwhelmingly solid business base. With these measures, we intend to further bolster our competitiveness and improve our earnings.

The Group management strategy also focuses on the expansion of the domestic life insurance business. We acquired all outstanding shares of Skandia Life Insurance Company (Japan) Limited in February 2004. (The company was renamed Tokio Marine & Nichido Financial Life Insurance Co., Ltd. in April 2004.) We intend to strengthen the earnings potential and further promote the development of the domestic life insurance business.

(2) Expand business domains

The Group will endeavor to transform its current earnings structure, centered on its domestic property and casualty insurance business, to secure new sources of revenues and to diversify business risks.

While aggressively promoting the expansion of the domestic life insurance business, we will also seek to develop other businesses that can generate strong synergies with both our domestic P&C and life insurance businesses. These businesses will include the overseas insurance business, the asset management business and health care and senior citizen-related businesses.

(3) Improve capital efficiency

We closely monitor and manage our capital and risk through the integrated risk management system. In addition, we introduced a capital allocation system to reallocate capital to businesses with high profitability, thereby aiming to improve the Group’s capital efficiency. We intend to invest surplus capital in sustainable new businesses with high profitability and growth potential. We intend to use excess surplus capital for measures that improve capital efficiency, including share buy backs.

Through the above initiatives, we aim to build an optimum business portfolio, which will enable us to seek continuous growth of profit and improvement in ROE. We aim to enhance the corporate value of the Group and become a leading insurance group not only in Japan, but also in the global market.

6. Fundamental policies and implementation of corporate governance

The Company has adopted the following business management system in an effort to establish a stable and transparent corporate governance system and to allow speedy decision-making processes.

Board of Directors/Board of Corporate Auditors

At present, the Board of Directors of the Company consists of 13 directors including 3 outside directors. The tenure of all directors is one year. The Board of Corporate Auditors consists of 5 corporate auditors including 3 outside corporate auditors. There are no special interests between such outside directors/outside auditors and the Company.

Corporate structure for compliance

The Company has established the Compliance Committee, which formulates the annual business policy as well as various measures and actions to promote compliance throughout the Millea Group. The Committee also monitors implementation of such policies and measures. Significant matters relating to the Group’s compliance are reviewed and determined by the Management Meeting and the Board of Directors of the Company, and the Company thereby ensures a thorough enhancement of compliance in each company of the Group.

In addition, in order to improve compliance, the Company has created the “Millea Group Code of Conduct”, which provides for fundamental rules to be observed by all officers and employees of the Group and the Company makes such code of conduct available to the public. Moreover, the Company has established a reporting system by implementing a “hotline” internally and externally for use by any officers or employees of the Group who may wish to report or consult on compliance-related issues.

Risk management system

The Company organizes the Risk Management Committee and comprehensively manages the risks faced by the Millea Group quantitatively and qualitatively. In addition, significant matters relating to risk management, such as establishing risk management policies and integrated risk management policies throughout the Group, have been reviewed and determined by the Management Meeting and the Board of Directors of the Company.

Internal audit system

The Company develops fundamental policies relating to internal auditing, requires each company of the Group to establish an effective internal auditing systems, and monitors performances of the internal audits conducted by each company as well as the status of the internal management structure within each company. Significant matters relating to internal audit results are reported to the Compliance Committee as well as the Board of Directors and the Company, thereby ensuring an appropriate and sound business management system.

Business results and financial condition

1. Business results

(1) Consolidated results of operations for the six months ended September 30, 2004

During the six months ended September 30, 2004, the Japanese economy showed moderate recovery as capital investment increased due to improvement in exports and company profits, and consumer spending remained stable.

Under these conditions, as a result of our efforts to improve performance centered on the property and casualty and life insurance businesses, our operating results for the six months ended September 30, 2004 were as follows:

Compared to the six months ended September 30, 2003, ordinary income increased by 7 billion yen to 1,390.3 billion yen, the main components of which were 1,299.7 billion yen in underwriting income and 75.8 billion yen in investment income.

Compared to the six months ended September 30, 2003, ordinary expenses increased by 99.3 billion yen to 1,382.3 billion yen, which mainly comprised of underwriting expenses of 1,170.4 billion yen, investment expenses of 22.7 billion yen, and underwriting and general administrative expenses of 185.4 billion yen.

As a result, ordinary profit decreased by 92.2 billion yen to 7.9 billion yen. Net income, comprised of ordinary profit plus extraordinary profit minus extraordinary losses, income taxes and deferred income taxes amounted to net loss of 7.1 billion yen.

The results from our principal business segments were as follows:

In the property and casualty insurance business, while there was an increase in net premiums written, such increase was offset by a decrease in deposit premiums from policyholders resulting in a 20.2 billion yen decrease in ordinary income to 1,180.8 billion yen.

On the other hand, ordinary expenses increased in the amount of 71.8 billion yen to 1,175.0 billion yen due to a significant increase in net claims paid and loss reserves for numerous natural disasters such as typhoons. As a result, ordinary profit decreased 92.1 billion yen to 5.8 billion yen.

In the life insurance business, there was a 26.0 billion yen increase in ordinary income to 207.4 billion yen due mainly to increased life insurance premiums, but ordinary expenses increased 26.7 billion yen to 206.2 billion yen owing partly to an increase in the amount set aside for policy reserve. As a result, ordinary profit was 1.1 billion yen, a decrease of 0.7 billion yen from the previous term.

(2) Consolidated business forecast for the fiscal year ending March 31, 2005

Our consolidated business forecast for the fiscal year ending March 31, 2005 is 2,910 billion yen in ordinary income, 130 billion yen in ordinary profit and 60 billion yen in net income. Our forecast is primarily based on the following assumptions.

•	With regard to net premiums written, the forecast is based on our own projection taking into consideration the results of the six months ended September 30, 2004 and of previous years.

•	With regard to net claims incurred, we anticipate payment of natural disaster-related claims such as typhoons in the amount of 130 billion yen for domestic property and casualty insurance companies.

•	With regard to interest rates, exchange rates and equity market conditions, we assume there will not be significant change from market rates and conditions as of September 30, 2004.

2. Financial condition

As of September 30, 2004, consolidated total assets were 11,129.3 billion yen. This represents an increase of 123.0 billion yen due partly to an increase in the assets of life insurance subsidiaries.

Cash flows for the six months ended September 30, 2003 were as follows. Net cash provided by operating activities was 302.5 billion yen, an increase of 95.9 billion yen compared to the six months ended September 30, 2003, due mainly to an increase in property and casualty and life insurance premiums. Net cash used in investing activities increased 260.4 billion yen to 281.6 billion yen mainly as a result of increased acquisition of securities. Due largely to a decrease in the finance by bond lending transactions, net cash used in financing activities increased 72.4 billion yen to 60.2 billion yen.

As a result, the amount of cash and cash equivalents as of September 30, 2004 was 1,272.2 billion yen, a decrease of 39.9 billion yen from March 31, 2004.

The equity ratios and market-value basis equity ratios are shown below.

(%)

	Six months ended	Six months ended	Six months ended	Fiscal year ended	Fiscal year ended
	September 30, 2004	September 30, 2003	September 30, 2002	March 31, 2004	March 31, 2003
Equity ratios	19.6	19.5	19.6	21.0	18.1
Market-value basis equity ratios	22.4	22.1	18.4	26.3	13.7

Note 1.	The “equity ratio” is defined by “stockholders’ equity” / “total assets” x 100.

Note 2.	The “market-value basis equity ratio” is defined by “market capitalization” / “total assets” x 100.

Note 3.	As the Group’s main business is insurance, the following items are not stated: “interest coverage ratio” and “term of debt retirement.”

Summary of Consolidated Business Results for the Six Months Ended September 30, 2004

	(Yen in millions, except percentages)
	Six months ended	Six months ended	Increase/	% of net
Item / Period	September 30, 2004	September 30, 2003	Decrease	change
Ordinary income and expenses:
Underwriting income	1,299,761	1,293,914	5,846	0.5
Net premiums written	966,599	961,346	5,253	0.5
Investment deposits funded	111,736	132,903	(21,166)	(15.9)
Life insurance premiums	186,579	164,020	22,559	13.8
Underwriting expenses	1,170,449	1,083,658	86,790	8.0
Net claims paid	500,472	463,003	37,469	8.1
Loss adjustment expenses	38,877	39,730	(853)	(2.1)
Agency commissions and brokerage	168,298	165,402	2,895	1.8
Maturity refunds to policyholders	154,143	177,782	(23,639)	(13.3)
Life insurance claims	15,978	13,840	2,137	15.4
Investment income	75,853	75,418	434	0.6
Interest and dividend income	73,227	71,584	1,643	2.3
Profit on sale of securities	27,188	24,462	2,726	11.1
Investment expenses	22,711	9,346	13,364	143.0
Losses on sale of securities	4,868	4,081	786	19.3
Devaluation losses on securities	7,028	1,503	5,525	367.5
Underwriting and general administrative expenses	185,408	186,713	(1,304)	(0.7)
Other ordinary income and expenses	10,920	10,602	318	3.0
Equity in earnings (losses) of affiliated companies	424	(863)	1,288	—
Ordinary profit	7,965	100,215	(92,250)	(92.1)

Extraordinary income and losses:
Extraordinary income	834	723	111	15.4
Extraordinary losses	21,603	13,428	8,174	60.9
Extraordinary income and losses	(20,768)	(12,704)	(8,063)	—

Income or loss before income taxes	(12,802)	87,511	(100,314)	(114.6)
Income taxes — current	20,281	26,100	(5,818)	(22.3)
Income taxes — deferred	(26,076)	1,789	(27,865)	(1557.4)
Minority interests	123	84	38	45.6
Net income or loss	(7,131)	59,537	(66,668)	(112.0)

Consolidated premiums and claims paid by line for the six months ended September 30, 2004

Net premiums written

	(Yen in millions, %)
	For the six months ended		For the six months ended
	September 30, 2004		September 30, 2003		% of net
	Amount		Amount		change
	(A)	Ratio	(B)	Ratio	((A)-(B))/(B)
Fire and allied lines	123,489	12.8	121,960	12.7	1.3
Hull and cargo	36,506	3.8	33,376	3.5	9.4
Personal accident	83,811	8.7	84,063	8.7	(0.3)
Voluntary automobile	429,905	44.5	440,569	45.8	(2.4)
Compulsory automobile liability	168,397	17.4	168,630	17.5	(0.1)
Other	124,489	12.9	112,745	11.7	10.4

Total	966,599	100.0	961,346	100.0	0.5

Net claims paid

	(Yen in millions, %)
	For the six months ended		For the six months ended
	September 30, 2004		September 30, 2003		% of net
	Amount		Amount		change
	(A)	Ratio	(B)	Ratio	((A)-(B))/(B)
Fire and allied lines	48,067	9.6	40,320	8.7	19.2
Hull and cargo	14,872	3.0	21,615	4.7	(31.2)
Personal accident	29,003	5.8	33,219	7.2	(12.7)
Voluntary automobile	254,000	50.8	246,121	53.2	3.2
Compulsory automobile liability	89,868	18.0	62,573	13.5	43.6
Other	64,660	12.9	59,153	12.8	9.3

Total	500,472	100.0	463,003	100.0	8.1

Direct premiums written including deposit premiums from policyholders

	(Yen in millions, %)
	For the six months ended		For the six months ended
	September 30, 2004		September 30, 2003		% of net
	Amount		Amount		change
	(A)	Ratio	(B)	Ratio	((A)-(B))/(B)
Fire and allied lines	154,919	14.4	162,826	14.7	(4.9)
Hull and cargo	38,248	3.6	37,221	3.4	2.8
Personal accident	173,758	16.1	188,674	17.0	(7.9)
Voluntary automobile	433,808	40.3	446,421	40.2	(2.8)
Compulsory automobile liability	151,784	14.1	155,551	14.0	(2.4)
Other	123,874	11.5	119,033	10.7	4.1

Total	1,076,393	100.0	1,109,728	100.0	(3.0)

Deposit premiums from policyholders	111,736	10.4	132,903	12.0	(15.9)

Note 1. Numbers are after elimination of inter-segment transactions. The numbers before elimination of inter-segment transactions are as follows. For the six months ended September 30, 2004; net premiums written 966,622 million yen, net claims paid 500,472 million yen, direct premiums written 1,076,416 million yen. For the six months ended September 30, 2003; net premiums written 961,363 million yen, net claims paid 463,003 million yen, direct premiums written 1,109,745 million yen.

Note 2. “Direct premiums written including deposit premiums from policyholders” are direct premiums after deduction of cancellation return and other return. ( includes deposit premiums from policyholders)

Consolidated Interim Financial Statements
Consolidated Interim Balance Sheet

(Yen in millions except percentages)

	As of September 30, 2004		As of September 30, 2003		As of September 30, 2004
	Amount	Ratio	Amount	Ratio	Amount	Ratio
		%		%		%
Assets
Cash, deposits and savings	639,132	5.74	687,558	6.63	667,862	6.07
Call loans	477,600	4.29	548,100	5.28	561,100	5.10
Guarantee deposits for bond loan transaction	58,314	0.52	6,226	0.06	30,750	0.28
Monetary receivables bought	268,311	2.41	77,751	0.75	106,848	0.97
Money trust	80,998	0.73	55,963	0.54	63,784	0.58
Securities	7,926,897	71.23	7,203,051	69.44	7,837,556	71.21
Loans	577,444	5.19	680,099	6.56	588,695	5.35
Property and equipment	360,562	3.24	372,388	3.59	370,171	3.36
Other assets	718,691	6.46	748,593	7.22	764,822	6.95
Deferred tax assets	25,197	0.23	22,335	0.22	23,477	0.21
Consolidated adjustment account	15,714	0.14	—	—	17,460	0.16
Customers’ liabilities under acceptances and guarantees	1,368	0.01	14,637	0.14	2,117	0.02
Reserve for bad debts	(20,917)	(0.19)	(44,287)	(0.43)	(28,389)	(0.26)

Total assets	11,129,315	100.00	10,372,419	100.00	11,006,256	100.00

Liabilities
Underwriting funds	7,396,748	66.46	6,828,979	65.84	7,113,800	64.63
Outstanding claims	793,237		701,766		718,691
Underwriting reserves	6,603,511		6,127,213		6,395,109
Bonds issued	212,859	1.91	191,009	1.84	199,056	1.81
Other liabilities	751,035	6.75	856,386	8.26	749,209	6.81
Reserve for retirement benefits	185,023	1.66	187,039	1.80	186,903	1.70
Reserve for employees’ bonuses	23,318	0.21	23,651	0.23	20,641	0.19
Reserve under the special law	69,775	0.63	59,411	0.57	65,939	0.60
Reserve for price fluctuation	69,775		59,411		65,939
Deferred tax liabilities	153,640	1.38	33,814	0.33	204,146	1.85
Consolidated adjustment account	147,745	1.33	156,187	1.51	151,966	1.38
Acceptances and guarantees	1,368	0.01	14,637	0.14	2,117	0.02

Total liabilities	8,941,514	80.34	8,351,117	80.51	8,693,781	78.99

Minority interest	1,394	0.01	1,979	0.02	1,651	0.02

Stockholders’ equity
Common stock	150,000	1.35	150,000	1.45	150,000	1.36
Additional paid-in capital	214,779	1.93	306,363	2.95	306,366	2.78
Retained earnings	845,262	7.59	820,225	7.91	872,093	7.92
Unrealized gains on investments, net of taxes	1,045,786	9.40	796,349	7.68	1,092,930	9.93
Foreign currency translation adjustments	(22,758)	(0.20)	(12,582)	(0.12)	(23,859)	(0.22)
Treasury stock	(46,664)	(0.42)	(41,033)	(0.40)	(86,707)	(0.79)

Total stockholders’ equity	2,186,405	19.65	2,019,322	19.47	2,310,823	21.00

Total liabilities, minority interest and stockholders’ equity	11,129,315	100.00	10,372,419	100.00	11,006,256	100.00

Consolidated Interim Statement of Income

(Yen in millions except percentages)

	For the six months ended		For the six months ended		For the year ended
	September 30, 2004		September 30, 2003		March 31, 2004
	Amount	Ratio	Amount	Ratio	Amount	Ratio
Ordinary income and expenses
Ordinary income	1,390,356	100.00	1,383,265	100.00	2,775,718	100.00
Underwriting income	1,299,761	93.48	1,293,914	93.54	2,578,091	92.88
Net premiums written	966,599		961,346		1,943,609
Deposit premiums from policyholders	111,736		132,903		254,200
Investment income on deposit premiums from policyholders	33,630		34,317		68,094
Life insurance premiums	186,579		164,020		310,892
Reversal of reserve for outstanding claims	—		985		—
Investment income	75,853	5.46	75,418	5.45	160,973	5.80
Interest and dividends received	73,227		71,584		138,532
Profit on investment in money trust	764		739		2,947
Profit on sales of securities	27,188		24,462		55,233
Profit on redemption of securities	652		1,496		1,669
Profit on derivative transactions	5,714		10,578		28,554
Transfer of investment income on deposit premiums	(33,630)		(34,317)		(68,094)
Other ordinary income	14,742	1.06	13,932	1.01	36,653	1.32
Amortization of goodwill	2,387		4,220		8,404
Investment income under the equity method	424		—		42
Ordinary expenses	1,382,390	99.43	1,283,049	92.76	2,583,969	93.09
Underwriting expenses	1,170,449	84.18	1,083,658	78.34	2,169,566	78.16
Net claims paid	500,472		463,003		956,952
Loss adjustment expenses	38,877		39,730		76,260
Agency commissions and brokerage	168,298		165,402		333,593
Maturity refunds to policyholders	154,143		177,782		422,588
Dividends to policyholders	14		36		70
Life insurance claims	15,978		13,840		28,095
Provision for outstanding claims	78,202		—		17,865
Provision for underwriting reserves	213,664		220,745		327,703
Investment expenses	22,711	1.63	9,346	0.68	39,856	1.44
Loss on investment in money trust	293		2,412		2,149
Loss on trading securities	58		306		678
Loss on sales of securities	4,868		4,081		20,804
Loss on revaluation of securities	7,028		1,503		10,786
Loss on redemption of securities	1,393		16		3,741
Loss on investment in special account	7,916		—		—
Underwriting and general administrative expenses	185,408	13.34	186,713	13.50	367,492	13.24
Other ordinary expenses	3,821	0.27	3,330	0.24	7,053	0.25
Interest paid	1,155		1,269		2,789
Loss on bad debts	24		0		242
Investment loss under equity method	—		863		—
Amortization of deferred assets under Article 133 of Insurance Business Law	293		—		—

Ordinary profit	7,965	0.57	100,215	7.24	191,748	6.91

Extraordinary gains and losses
Extraordinary gains	834	0.06	723	0.05	2,951	0.11
Profit on sales of properties	562		723		2,951
Other extraordinary income	272		—		—
Extraordinary losses	21,603	1.55	13,428	0.97	30,481	1.10
Loss on sales of properties	2,802		569		1,715
Provision for reserve under the special law	3,836		6,837		13,363
Provision for reserve for price fluctuation	3,836		6,837		13,363
Extra write-off against profit on sales of properties	0		0		0
Merger related costs	4,202		1,654		8,308
Loss on revaluation of stock of subsidiaries	—		4,275		5,794
Revaluation loss on properties	10,761		—		—
Other extraordinary losses	—		90		1,297

Income or loss before income taxes	(12,802)	(0.92)	87,511	6.33	164,218	5.92
Income taxes — current	20,281	1.46	26,100	1.89	49,898	1.80
Income taxes — deferred	(26,076)	(1.88)	1,789	0.13	2,729	0.10
Minority interest	123	0.01	84	0.01	169	0.01

Net income or loss	(7,131)	(0.51)	59,537	4.30	111,421	4.01

Consolidated Interim Statement of Additional paid-in capital and Retained earnings

(Yen in millions)

	For the six months ended	For the six months ended	For the year ended
	September 30, 2004	September 30, 2003	March 31, 2004
Additional paid-in capital:
Additional paid-in capital at beginning of period	306,366	306,624	306,624
Increase in Additional paid-in capital	4	—	—
Profit on sales of treasury stocks	4	—	—
Decrease in Additional paid-in capital	91,590	260	257
Aggregate purchase price of shares to be cancelled	91,590	—	—
Loss on sales of treasury stocks	—	260	257
Additional paid-in capital at end of period	214,779	306,363	306,366

Retained earnings:
Retained earnings at beginning of period	872,093	776,909	776,909
Increase in Retained earnings	201	61,827	113,695
Net income	—	59,537	111,421
Increase in connection with newly consolidated subsidiaries	—	413	413
Increase in connection with merger of subsidiaries	201	5	5
Other increases	—	1,870	1,853
Decrease In Retained earnings	27,032	18,511	18,511
Net loss	7,131	—	—
Dividends	19,668	18,491	18,491
Directors’ bonuses	20	20	20
Other decreases	212	—	—
Retained earnings at end of period	845,262	820,225	872,093

Notes: 1.	All of directors’ bonuses are for directors.

2.	Other decreases relate to revaluation of assets in accordance with accounting standard of the foreign countries where consolidated subsidiaries or equity method-applied affiliates are located.

Consolidated Interim Statement of Cash Flows

(Yen in millions)

	For the six months ended	For the six months ended	For the year ended
	September 30, 2004	September 30, 2003	March 31, 2004
I. Cash flows from operating activities:
Income before income taxes	(12,802)	87,511	164,218
Depreciation	8,963	8,701	17,894
Amortization of goodwill	(2,387)	(4,220)	(8,404)
Increase (decrease) in outstanding claims	78,219	(984)	17,898
Increase (decrease) in underwriting reserves	211,687	219,214	324,857
Increase (decrease) in reserve for bad debts	(7,483)	(2,671)	(18,502)
Increase (decrease) in reserve for retirement benefits	(1,879)	(1,955)	(2,130)
Increase (decrease) in reserve for employees’ bonuses	2,678	4,021	970
Increase (decrease) in reserve for price fluctuation	3,836	6,837	13,363
Interest and dividend income	(73,227)	(71,584)	(138,532)
Net loss (profit) on investment securities	14,636	(16,653)	(15,439)
Interest expenses	1,155	1,269	2,789
Loss (gain) on foreign exchange	(396)	399	(2,068)
Loss (profit) related to properties	13,002	(63)	(202)
Investment loss (income) under the equity method	(424)	863	(42)
Loss (profit) on investment in special account	7,916	—	—
Decrease (increase) in other assets	12,328	51,577	62,193
(other than investing and financing activities)
Increase (decrease) in other liabilities	(33,988)	(92,434)	(100,524)
(other than investing and financing activities)
Others	6,037	2,203	9,617
Sub-total	198,598	192,031	327,957
Interest and dividends received	82,273	88,404	163,705
Interest paid	(1,650)	(1,475)	(2,885)
Income taxes paid (refunded)	22,639	(72,382)	(137,913)
Others	643	—	—
Net cash provided by operating activities	302,503	206,577	350,863

II. Cash flows from investing activities:
Net increase (decrease) in deposit and savings	513	(650)	(4,053)
Purchases of monetary receivables bought	(43,792)	(7,866)	(33,259)
Proceeds from sales and redemption of monetary receivables bought	15,239	16,953	35,378
Increase in money trust	(24,747)	(3,618)	(30,893)
Decrease in money trust	8,759	21,055	41,894
Purchases of investment securities	(1,312,452)	(897,529)	(1,862,822)
Proceeds from sales and redemption of securities	1,084,942	821,373	1,802,288
Loans made	(113,720)	(93,888)	(192,104)
Proceeds from collection of loans receivable	116,392	120,330	303,243
Increase in cash received under securities lending transactions	(5,251)	9,610	11,690
Others	(781)	(122)	(215)
Subtotal (II(a))	(274,899)	(14,354)	71,146
Subtotal (I+II(a))	27,603	192,222	422,009
Purchases of property and equipment	(8,363)	(8,747)	(18,447)
Proceeds from sales of property and equipment	1,582	1,842	5,699
Payments related to acquisition of subsidiaries	—	—	(13,295)
Net cash provided by (used in) investing activities	(281,681)	(21,259)	45,103

III. Cash flows from financing activities:
Proceeds from borrowing	2,000	3,320	11,820
Payments of borrowing	(4,650)	(2,023)	(8,837)
Proceeds from issuance of bond	33,257	26,596	50,514
Redemption of bond	(19,484)	(7,869)	(21,440)
Increase (decrease) in the deposits received for bond loan transaction	531	42,484	43,974
Acquisition of the Company’s own shares	(51,543)	(33,780)	(79,451)
Dividends paid	(19,646)	(18,459)	(18,483)
Dividends paid by subsidiaries to minority shareholders	(19)	(34)	(35)
Others	(693)	1,955	572
Net cash provided by financing activities	(60,249)	12,188	(21,366)

IV. Effect of exchange rate changes on cash and cash equivalents	(663)	948	(4,890)

V. Net increase (decrease) in cash and cash equivalents	(40,090)	198,455	369,709

VI. Cash and cash equivalents at beginning of period	1,312,141	932,064	932,064

VII. Net increase in cash and cash equivalents due to newly consolidated subsidiaries	—	9,923	9,923

VIII. Net increase in cash and cash equivalents due to merger of subsidiaries	163	444	444

IX. Cash and cash equivalents at end of period	1,272,214	1,140,887	1,312,141

Basis of Presentation and Significant Accounting Policies

1. Scope of consolidation

(1) Number of consolidated subsidiaries — 15 companies

The Tokio Marine and Fire Insurance Company, Limited (“Tokio Marine”)
The Nichido Fire and Marine Insurance Company, Limited (“Nichido Fire”)
Tokio Marine & Nichido Life Insurance Co., Ltd. (“Tokio Marine & Nichido Life”)
Tokio Marine & Nichido Financial Life Insurance Co., Ltd. (“Tokio Marine & Nichido Financial Life”)
Tokio Marine Asset Management Company, Limited
Tokio Marine & Nichido Career Service Co., Ltd.
Trans Pacific Insurance Company
Tokio Marine Europe Insurance Limited
Tokio Marine Global Re Limited
Millea Asia Pte. Ltd.
The Tokio Marine and Fire Insurance Company (Singapore) Pte. Limited
The Tokio Marine and Fire Insurance Company (Hong Kong) Limited
Tokio Marine Brasil Seguradora S.A.
Tokio Millennium Re Ltd.
Tokio Marine Financial Solutions Ltd.

Nichido Investment (Luxembourg) S.A. was excluded from the scope consolidation since it was liquidated during the six months ended September 30, 2004.

Skandia Life Insurance Company (Japan) Limited was renamed Tokio Marine & Nichido Financial Life Insurance Co., Ltd. during the six months ended September 30, 2004.

(2)	Names of major non-consolidated subsidiaries
The Tokio Marine Claims Research Co., Ltd. and European Nichido Insurance Company Limited are included in the Millea Group’s non-consolidated subsidiaries.
Each non-consolidated subsidiary is small in scale in terms of its total assets, sales, net income or loss for the period, and retained earnings. As such non-consolidated subsidiaries are not considered so material as to affect any reasonable determination as to the Group’s financial condition and results of operations, these companies are excluded from the scope of consolidation.

2. Application of the equity method

(1)	(Number of affiliates applying the equity method — 1 company (Name of company) First Insurance Company of Hawaii, Ltd.

(2)	The non-consolidated subsidiaries (The Tokio Marine Claims Research Co., Ltd., European Nichido Insurance Company Limited, etc.) and other affiliates (Tokio Marine Malayan Insurance Co., Inc., etc.), which are not subject to the equity method, have not been accounted for by the equity method as such companies have a minor effect on the Company’s consolidated net income or loss for the current period as well as retained earnings, respectively, and also are considered less material as a whole.

(3)	Millea Holdings owns 26.9% of the total voting rights of Japan Earthquake Reinsurance Co., Ltd. through domestic property and casualty insurance consolidated subsidiaries. Millea Holdings does not include Japan Earthquake Reinsurance Co., Ltd. in its affiliates since it believes that it does not have a significant material effect on any policy making decisions of Japan Earthquake Reinsurance’s operations, etc., taking into account the high public nature of the company.

(4)	With regard to any companies which are accounted for by the equity method recorded with a different closing date from that of the consolidated financial statements, the financial statements of the relevant companies for their six months are used for presentation in the consolidated financial results.

3. Closing date of consolidated subsidiaries

The closing date of a fiscal year for 1 domestic consolidated subsidiary and 9 overseas consolidated subsidiaries is June 30. Since the difference in the closing date does not exceed three months, the financial statements of the relevant consolidated subsidiaries as of June 30 are used for presentation in the accompanying consolidated financial statements. As for any significant transactions taking place during the period between the subsidiaries’ closing date and the consolidated closing date, necessary adjustments are made for the purpose of consolidation.

4. Accounting policies

(1)	Valuation standards and methods for marketable securities
a.	Trading securities are valued by the mark-to-market method, and costs of their sales are calculated based on the moving-average method.
b.	Held-to-maturity debt securities are recorded by using the amortized cost method based on the moving-average method (straight-line depreciation method).
c.	Debt securities earmarked for policy reserve are stated at amortized cost under the straight-line method in accordance with the Industry Audit Committee Report No. 21 “Temporary Treatment of Accounting and Auditing Concerning Securities Earmarked for Policy Reserve in Insurance Industry” issued by the Japanese Institute of Certified Public Accountants (the “JIPCA”), November 16, 2000.
The summary of the risk management policy concerning debt securities earmarked for policy reserve is as follows. In order to adequately manage interest rate risk related to assets and liabilities, the Company has established as a subsection “the dollar-denominated policy reserve for insurance policies during the period of deferment regarding individual annuity insurance denominated in U.S. dollars with a policy cancellation refund based on market interest rate”, and the Company’s policy is to match the duration of the policy reserve in such subsection with the duration of debt securities earmarked for policy reserve within a certain range.
d.	Other securities with market value are recorded by the mark-to-market method based upon the market price on the closing date.
The total amount of unrealized gains/losses on the securities are directly added to shareholders’ equity, and net income taxes and costs of sales are calculated based on the moving-average method.
e.	Other securities not stated at market value are either stated at cost or amortized cost under the straight-line method, cost being determined by the moving average method.
f.	Investments in non-consolidated subsidiaries and affiliates that are not subject to the equity method are stated at cost determined by the moving-average method.

g.	The valuation of the securities held in individually managed money trusts that are mainly invested in securities for trading is accounted for by the mark-to-market method.

(2)	Valuation of derivative financial instruments Derivative financial instruments are accounted for by the mark-to-market method.

(3)	Depreciation method of property and equipment
Depreciation of property and equipment owned by Millea Holdings and its domestic consolidated subsidiaries is computed by the declining balance method. However, depreciation of the buildings (excluding auxiliary facilities attached to such buildings, etc.) that were acquired on or after April 1, 1998 is calculated by the straight-line method.

(4)	Accounting policies for significant reserve and allowance

a. Reserve for bad debts
In order to provide reserve for losses from bad debts, general allowance is accounted for pursuant to the rules of asset self-assessment as well as the related rules of asset write-off and allowance by domestic consolidated insurance subsidiaries as follows:
For claims to any debtor who has legally or in practice become insolvent (due to bankruptcy, special liquidation or suspension of transactions with banks based on the rules governing clearing houses, etc.) and for receivables from any debtor who has substantially become insolvent, reserve is provided based on the amount of such claims, with the net amount expected to be collectible through the disposal of collateral or execution of guarantees.
For claims to any debtor who is likely to become insolvent in the near future, reserve is provided based on the amount considered to be necessary based on the overall solvency assessment of the relevant debtor, out of the net amount of such claims considered to be collectible through the disposal of collateral or execution of guarantee is deducted from such claims.
For claims other than those described above, the amount of claims multiplied by the default rate, which is computed based on historical loan loss experience in certain previous periods, is included in the accompanying consolidated financial statements.
For specified overseas claims, any estimated losses arising from political or economic situation in the counterpart countries are accounted for as reserve for specified overseas claims in the accompanying consolidated financial statements.
In addition, all claims are assessed by the asset accounting department and the asset management department in accordance with the rules for self-assessment of asset quality. Subsequently the asset auditing departments, which are independent from such asset-related departments, conduct audits of their assessment results, and reserve for bad debts is accounted for based on such assessment results as stated above.

b. Reserve for retirement benefits
To provide for the employees’ retirement benefits, domestic consolidated subsidiaries have recorded the amount recognized to be incurred at the end of the six months based on the projected retirement benefit obligations and related pension assets at the end of the six months.
Prior service costs are charged to expenses from the following consolidated fiscal year by using the straight-line method based upon a certain term (15 years) within the average remaining service years of the employees when incurred.
Actuarial differences are charged to expenses from the following consolidated fiscal year by using the straight-line method based upon a certain term (10-15 years) within the average remaining service years of the employees when incurred.

(Additional information)

On June 1, 2004, pursuant to the new law concerning defined benefit plans, Tokio Marine obtained approval from the government for an exemption from the obligation to pay benefits for future employee service, with regard to the substitutional portion of its pension plan to be transferred to the government. Transfer amount (minimum reserve) measured as of September 30, 2004 is 39,747 million yen. The amount of gains expected is 35,123 million yen (extraordinary gains) when applying article 44-2 of the Accounting Committee Report No. 13 “Guideline for practice concerning accounting for retirement benefits (preliminary report)” (issued by the JIPCA on September 14, 1999, last revised on September 2, 2003), assuming that the transfer amount (minimum reserve) was paid as of September 30, 2004.

c. Reserve for employees’ bonuses
To provide for payment of bonuses to employees, Millea Holdings and its consolidated domestic subsidiaries account for reserve for employees’ bonuses based on the expected amount to be paid.

d. Reserve for price fluctuation
Domestic insurance consolidated subsidiaries account for such reserve under Article 115 of the Insurance Business Law in order to provide for possible losses or damages arising from price fluctuation of stock, etc.

(5) Accounting for consumption tax, etc.
For Millea Holdings and its domestic consolidated subsidiaries, consumption tax, etc. is accounted for by the tax-excluded method. However, any business expenses and general administrative costs incurred by domestic consolidated insurance subsidiaries are accounted for by tax-included method. In addition, any non-qualified consumption tax, etc, for deduction in respect of assets is included in other assets (the suspense payments) and is amortized evenly over the next five years.

(6) Accounting for significant lease transactions
Millea Holdings and its domestic consolidated subsidiaries account for finance lease transactions other than those that are deemed to transfer the ownership of the leased properties to lessees in the same accounting procedure as normal lease transactions.

(7) Accounting for significant hedging activities
a. Interest rate
To mitigate interest rate fluctuation risks associated with long-term insurance policies, Tokio Marine and Tokio Marine & Nichido Life have been engaged in asset liability management (“ALM”) that controls such risks by evaluating and analyzing financial assets and insurance liabilities simultaneously.

As for interest rate swap transactions that are used to manage such risks, Tokio Marine and Tokio Marine & Nichido Life have been engaged in deferral hedge treatment and evaluated hedge effectiveness based upon the Industry Audit Committee Report No.26, “Accounting and Auditing Treatments related to Adoption of Accounting for Financial Instruments in the Insurance Industry” (issued by the JICPA , September 3 , 2002 — hereinafter called “Report No. 26”).

Hedge effectiveness is evaluated by verifying the interest rate conditions influencing calculation of a logical price for both the hedged instruments and the hedging tools. As for any deferred hedge gains based on the Industry Audit Committee’s Report No.16, “Accounting and Auditing Treatments related to Adoption of Accounting for Financial Instruments in the Insurance Industry” (issued by the JICPA, March 31, 2000) prior to application of the Report No. 26, Tokio Marine has allocated such deferred hedge gains as of the end of March 2003 into gain or loss over the remaining period until hedging tools reach maturity (1-17 years) by using the straight-line method, and Tokio Marine & Nichido Life has allocated such deferred hedge gains as of the end of March 2002 into gain or loss over the remaining period until hedge tools reach maturity (6-10 years) by using the straight-line method, respectively, in accordance with the transitional measures in the Report No. 26. The amount of deferred hedge gains under this transitional treatment as of September 30, 2004 is 120,593 million yen and the amount allocated to gains or losses for the six months ended September 30, 2004 is 12,690 million yen.

In addition, Tokio Marine applies the deferred hedge accounting for interest rate swap transactions which are used to hedge any interest rate risk related to the company’s own bonds, while Tokio Marine & Nichido Life applies the deferred hedge accounting for interest rate swap transactions to hedge any price fluctuation risks of bonds and debentures, respectively. Hedge effectiveness is evaluated by the rate analysis that compares any change in the market value of the hedged instruments with that of the related hedging tools.

b. Foreign exchange
With regard to some of Tokio Marine’s currency swap and forward contract transactions, which are conducted to hedge foreign exchange risk associated with the assets denominated by foreign currencies, (a) gains or losses on both hedged instruments and hedging tools are recognized in the same accounting period and/or (b) hedging transactions are translated at contracted rates (on condition that relating forward contracts qualify for hedge accounting). As for the treatment described in (a) above, hedge effectiveness is not evaluated since hedged instruments and hedging tools share the same important conditions and thus believed to be highly hedge effective.

(8) Income taxes — deferred
The amount of income taxes and deferred income taxes for the six months ended September 30, 2004 of Tokio Marine is based on the provision for and reversal of reserve for extra write-off against profit of sales of fixed assets by a certain method which is intended to be adopted for the fiscal year ended March 31, 2005.

(9) Accounting for deferred assets prescribed in Article 113 of the Insurance Business Law
Calculation of depreciation and amortization of any deferred assets prescribed in Article 113 of the Insurance Business Law for Tokio Marine & Nichido Financial Life is made in accordance with the relevant provision of laws, regulations and its Articles of Incorporation.

(10) Accounting Standards of overseas subsidiaries
The Company complies with any accounting policies prescribed in the region or country in which the relevant consolidated subsidiaries are located.

5. Scope of funds included in the consolidated statements of cash flows

The fund (cash and cash equivalents) included in the consolidated statements of cash flows consist of cash on-hand, demand deposits and short-term investments with original maturities or redemption of 3 months or less at the date of acquisition.

Notes for consolidated balance sheet

1.	Accumulated depreciation of fixed property and other tangible assets amounts to 317,821 million yen and advanced depreciation of such assets is 25,956 million yen. The amount of advanced depreciation deducted from the acquisition cost of fixed property and other tangible assets newly purchased after the receipt of subsidy from the government for the six months ended September 30, 2004 is 0 million yen.

2.	Of all of accruing loans and receivables, the total amount of loans to borrowers in bankruptcy, delinquent receivables, delinquent loans three months or more past due, and restructured loans is 25,882 million yen. The breakdown is shown as follows.

(1) The amount of loans to borrowers in bankruptcy is 2,387 million yen.
Loans are generally placed on non-accrual status when substantial doubt is judged to exist as to the ultimate collectibility either of principal or interest if they are past due for a certain period or for other reasons (However, any part of bad debt written-off is excluded. Hereinafter called “non-accrual status loans”). Loans to borrowers in bankruptcy represent non-accrual loans after the partial charge-off of claims deemed uncollectible, which are defined in Article 96, paragraph 1, subparagraph 3 (a) to (e) and Subparagraph 4 of the Enforcement Ordinance of the Corporation Tax Law (Ordinance No. 97, 1965).

(2) The amount of past due loans is 11,463 million yen. Past due loans are non-accrual status loans other than loans to borrowers in legal bankruptcy, and loans on which interest payments are deferred in order to assist business restructuring or financial recovery of the borrowers.

(3) The amount of accruing loans contractually past due for three months or more is 10 million yen. Loans contractually past due for three months or more are defined as loans on which any principal or interests payments are delayed for three months and more from the date following the due date. Loans classified as loans to borrowers in bankruptcy and delinquent receivables are excluded.

(4) The amount of restructured loans is 12,021 million yen. Restructured loans are loans on which concessions (e.g. reduction of the stated interest rate, deferral of interest payment, extension of the maturity date, forgiveness of debt) are granted to borrowers in financial difficulties to assist them in their corporate restructuring or financial recovery, improving their ability to repay creditors. Restructured loans do not include loans classified as loans to borrowers in bankruptcy, past due loans or loans past due for three months or more.

3.	The value of security pledged assets totals 374,664 million yen in securities and 1,031 million yen in savings deposits. Collateralized debt obligations are held to the value of 2,137 million yen in outstanding claims, 24,316 million yen in underwriting reserve, and 333 million yen in other debts.

4.	Securities received from bond lending transactions are 59,416 million yen at market value.

5.	Gains or losses on hedge instruments are calculated in net value terms and included in other liabilities. The amount of deferred gross gains and losses on future hedge before calculating in net value terms totals 95,113 million yen and 175,914 million yen, respectively.

6.	Marketable securities include securities lent under loan agreements of 254,408 million yen.

7.	The outstanding balance of committed loans unexecuted is as follows.

(Yen in millions)
Total loan commitments	16,680
Balance of committed loans unexecuted	3,691

Loan commitments unexecuted	12,988

8.	Other assets include deferred assets as prescribed in Article 113 of the Insurance Business Law in the amount of 881 million yen.

Notes for consolidated statement of income

1.	Major components of business expenses

(Yen in millions)
Agency commissions, etc.	156,903
Salaries	61,736

Business expenses consist of damage survey costs, operating costs and general administrative expenses, and commissions and brokerage and collection costs, as shown in the accompanying consolidated statement of income.

2.	Other extraordinary gains include temporary income as a result of partial termination of retirement benefits of Nichido Fire due to its merger with Tokio Marine.

Notes for consolidated interim statement of cash flows

1.	Differences between cash and cash equivalents at the end of the year and the amounts disclosed in the consolidated balance sheet are provided as follows:

(As of September 30, 2004)
(Yen in millions)
Cash, deposits and savings	639,132
Call loans	477,600
Monetary receivables bought	268,311
Securities	7,926,897
Time deposits with initial term over three months to maturity	(12,438)
Monetary receivables bought not included in cash equivalents	(110,727)
Securities not included in cash equivalents	(7,916,561)

Cash and cash equivalents	1,272,214

2.	Cash flows from investing activities include cash flows arising from asset management relating to the insurance business.

Segment Information

1. Segment information by lines of business

(From April 1, 2004 to September 30, 2004)

(Yen in millions)

	Property and
	casualty	Life	Others	Total	Elimination	Consolidated
Ordinary income and ordinary profit/loss
Ordinary income
(1)Ordinary income from transactions with external customers	1,176,218	207,357	10,023	1,393,599	(3,242)	1,390,356
(2)Ordinary income arising from internal segment transactions	4,642	79	6,632	11,354	(11,354)	—
Total ordinary income	1,180,861	207,436	16,656	1,404,954	(14,597)	1,390,356
Ordinary expenses	1,175,015	206,252	15,739	1,397,007	(14,617)	1,382,390
Ordinary profit/loss	5,845	1,184	916	7,946	19	7,965

Notes:
1.	The segments are classified based on the characteristics of operation of reporting company and its subsidiaries.
2.	Major operations of each segment are as follows;
Property and casualty :Underwriting property and casualty insurance and related investment activities
Life :Underwriting life insurance and related investment activities
Others : Securities investment advisory, securities investment trusts business, derivatives business and staffing business
3.	Major component of the “Elimination” for “Ordinary income from transactions with external customers” is the transferred amount due to the amortization of goodwill in the amount of 1,621 million yen, which is included in ordinary expenses relating to life segment.

(From April 1, 2003 to September 30, 2003)

(Yen in millions)

	Property and
	casualty	Life	Others	Total	Elimination	Consolidated
I. Ordinary income and ordinary profit/loss
Ordinary income
(1)Ordinary income from transactions with external customers	1,194,345	181,338	7,621	1,383,306	(40)	1,383,265
(2)Ordinary income arising from internal segment transactions	6,803	70	5,994	12,869	(12,869)	—
Total ordinary income	1,201,149	181,409	13,616	1,396,175	(12,909)	1,383,265
Ordinary expenses	1,103,195	179,471	12,689	1,295,357	(12,307)	1,283,049
Ordinary profit/loss	97,953	1,938	926	100,818	(602)	100,215

Notes:
1.	The segments are classified based on the characteristics of operation of reporting company and its subsidiaries.
2.	Major operations of each segment are as follows;
Property and casualty :Underwriting property and casualty insurance and related investment activities
Life :Underwriting life insurance and related investment activities
Others : Securities investment advisory, securities investment trusts business, derivatives business and staffing business
3.	Major component of the “Elimination” set for “Ordinary income from transactions with external customers” is for the reclassification of provision of allowance for bad debts of 29 million yen which is included in ordinary income of life insurance segment.

(From April 1, 2003 to March 31, 2004)

(Yen in millions)

	Property and
	casualty	Life	Others	Total	Elimination	Consolidated
Ordinary income and ordinary profit/loss
Ordinary income
(1)Ordinary income from transactions with external customers	2,410,978	346,977	17,802	2,775,759	(40)	2,775,718
(2)Ordinary income arising from internal segment transactions	12,236	144	11,985	24,367	(24,367)	—
Total ordinary income	2,423,215	347,122	29,787	2,800,126	(24,408)	2,775,718
Ordinary expenses	2,232,907	346,620	28,246	2,607,774	(23,804)	2,583,969
Ordinary profit/loss	190,308	502	1,541	192,352	(603)	191,748

Notes:
1.	The segments are classified based on the characteristics of operation of reporting company and its subsidiaries.
2.	Major operations of each segment are as follows;
Property and casualty : Underwriting property and casualty insurance and related investment activities
Life : underwriting life insurance and related investment activities
Others : Securities investment advisory, securities investment trusts business, derivatives business and staffing business
3.	Major component of the “Elimination” for “Ordinary income from transactions with external customers” is the transferred amount due to the reclassification of provision of allowance for bad debts in the amount of 39 million yen, which is included in ordinary expenses relating to life segment.

2. Segment information by location

Segment information by location is omitted since the “business in Japan” constitutes more than 90 percent of the aggregated amount of the ordinary income of all segments.

3. Segment information on overseas sales

Since overseas sales and ordinary income constitutes less than 10% of the consolidated sales and consolidated ordinary income respectively, segment information on overseas sales is omitted.

Lease Transactions

Information on this item will be disclosed through EDINET.

Securities

1. Bonds held to maturity with market value

(Yen in millions)

	As of September 30, 2004			As of September 30, 2003			As of March 31, 2004
Type	Carrying value	Market value	Difference	Carrying value	Market value	Difference	Carrying value	Market value	Difference
Bonds	1,104,862	1,068,242	(36,619)	1,022,666	1,033,460	10,794	1,102,599	1,088,552	(14,047)

2. Debt securities earmarked for policy reserve

	As of September 30, 2004			As of September 30, 2003			As of March 31, 2004
Type	Carrying value	Market value	Difference	Carrying value	Market value	Difference	Carrying value	Market value	Difference
Foreign Securities	71,082	71,620	538	—	—	—	13,891	13,657	(234)

3. “Other securities” with market value

(Yen in millions)

	As of September 30, 2004			As of September 30, 2003			As of March 31, 2004
Type	Acquisition cost	Carrying value	Difference	Acquisition cost	Carrying value	Difference	Acquisition cost	Carrying value	Difference
Bonds	2,755,399	2,749,363	(6,035)	2,597,558	2,618,929	21,371	2,660,274	2,669,106	8,831
Stocks	1,246,025	2,869,758	1,623,732	1,335,707	2,557,382	1,221,675	1,294,248	2,985,564	1,691,315
Foreign securities	490,605	494,175	3,569	571,359	568,778	(2,580)	481,927	481,904	(22)
Others	162,473	173,599	11,125	149,020	153,625	4,605	146,370	155,108	8,738

Total	4,654,503	6,286,896	1,632,392	4,653,644	5,898,717	1,245,072	4,582,821	6,291,684	1,708,862

     Notes for figures as of September 30, 2004.
1.	“Others” include foreign mortgage securities (acquisition cost Yen 59,735 million, carrying value Yen 63,102 million, difference Yen 3,366 million) which are presented as monetary receivables bought.
2.	Impairment loss amounting to Yen 5,355 million were recognized for “Other securities” with market value. Impairment loss is accounted for principally if market value of each security decreases equal to or more than 30% of its book value at the end of the period.

     Notes for figures as of September 30, 2003.
1.	“Others” include foreign mortgage securities (acquisition cost Yen 50,216 million, carrying value Yen 52,123 million, difference Yen 1,906 million) which are presented as monetary receivables bought.
2.	Impairment loss amounting to Yen 671 million were recognized for “Other securities” with market value. Impairment loss is accounted for principally if market value of each security decreases equal to or more than 30% of its book value at the end of the period.

     Notes for figures as of March 31, 2004.
1.	“Others” include foreign mortgage securities (acquisition cost Yen 51,153 million, carrying value Yen 53,668 million, difference Yen 2,514 million) which are presented as monetary receivables bought.
2.	Impairment loss amounting to Yen 978 million were recognized for “Other securities” with market value. Impairment loss is accounted for principally if market value of each security decreases equal to or more than 30% of its book value at the end of the period.

4. Carrying values of securities which are not valued at market value

As of September 30, 2004

(1) Bonds held to maturity

          None

(2) Debt securities earmarked for policy reserve

          None

(3) Other securities

(Yen in millions)

Bonds	5,607
Stocks	139,870
Foreign securities	64,150
Others	360,997

Note:	“Others” include negotiable deposits (Yen 135,000 million) which are included in “Cash, deposits and savings” and commercial papers (Yen 167,835 million) which are included in “Monetary receivables bought” on the balance sheet.

As of September 30, 2003

(1) Bonds held to maturity

          None

(2) Other securities

(Yen in millions)

Bonds	599
Stocks	133,384
Foreign securities	62,781
Others	337,577

Note:	“Others” include negotiable deposits (Yen 265,002 million) which are included in “Cash, deposits and savings” and foreign mortgage securities (Yen 6,462 million) which are included in “Monetary receivables bought”.

As of March 31, 2004

(1) Bonds held to maturity

          None

(2) Debt securities earmarked for policy reserve

          None

(3) Other securities

(Yen in millions)

Bonds	652
Stocks	130,659
Foreign securities	56,354
Others	248,238

Note:	“Others” include negotiable deposits (Yen 165,000 million) which are included in “Cash, deposits and savings” and commercial papers (Yen 26,944 million) which are included in “Monetary receivables bought” on the balance sheet.

Money trusts

1. Money trusts held to maturity

     None

2. Money trusts other than that held to maturity or that held for trading purposes

(Yen in millions)

Notes for figures as of September 30, 2004:
1.	There are no money trusts valued at market value.

2.	Money trusts in the amount of 17,978 million yen are carried at their original cost as at September 30, 2004.

Notes for figures as of September 30, 2003:
1.	There are no money trusts valued at market value.

2.	Money trusts in the amount of 101 million yen are carried at their original cost as at September 30, 2003.

Notes for figures as of March 31, 2004:
1.	There are no money trusts valued at market value.

2.	Money trusts in the amount of 7,822 million yen are carried at their original cost as at March 31, 2004.

Contract amount, fair value and unrealized gains and losses of derivative financial instruments

(1) Foreign currency-related instruments

(Yen in millions)

	As of September 30, 2004			As of September 30, 2003			As of March 31, 2004
	Contract	Fair value	Unrealized	Contract	Fair value	Unrealized	Contract	Fair value	Unrealized
	amount		gain/(loss)	amount		gain/(loss)	amount		gain/(loss)
Over-the-counter transactions:
Foreign exchange forwards
Short
USD	99,205	(1,439)	(1,439)	93,599	1,320	1,320	84,797	1,899	1,899
GBP	1,741	(22)	(22)	1,562	(1)	(1)	2,611	46	46
EUR	27,947	(387)	(387)	35,124	800	800	25,496	134	134
CAD	3,827	(208)	(208)	6,167	239	239	6,561	(128)	(128)
AUD	—	—	—	766	17	17	—	—	—
Long
USD	34,865	305	305	15,623	(535)	(535)	12,141	(42)	(42)
GBP	340	(2)	(2)	176	8	8	1,731	(17)	(17)
EUR	5,167	59	59	12,582	(24)	(24)	2,547	34	34
AUD	—	—	—	394	(19)	(19)	—	—	—
Currency swaps
Pay Foreign/ Rec. Yen
USD	385,650	3,648	3,648	387,800	(3,302)	(3,302)	375,536	9,641	9,641
EUR	45,801	(243)	(243)	7,704	(181)	(181)	43,397	(25)	(25)
AUD	27,630	(3,639)	(3,639)	20,000	(2,274)	(2,274)	20,000	(3,198)	(3,198)
Pay Yen/ Rec. Foreign
USD	193,113	(2,150)	(2,150)	254,982	8,883	8,883	209,343	(12,449)	(12,449)
EUR	24,715	463	463	5,241	597	597	37,273	658	658
AUD	—	—	—	3,000	123	123	3,000	129	129
Pay Foreign/ Rec. Foreign
Pay EUR/Rec. USD	1,574	(2)	(2)	1,641	33	33	1,604	(85)	(85)
Pay AUD/Rec. USD	—	—	—	3,193	(19)	(19)	3,192	(46)	(46)
Pay USD/Rec. EUR	—	—	—	6,329	(172)	(172)	—	—	—
Currency options
Short
Call
USD	5,987			3,540			—
	53	56	(2)	7	4	3	—	—	—
EUR	2,073			3,382			—
	10	6	4	7	4	3	—	—	—
CAD	—			3,908			—
	—	—	—	14	2	12	—	—	—
AUD	—			800			—
	—	—	—	1	0	1	—	—	—
Put
USD	3,377			3,787			—
	57	48	9	11	29	(17)	—	—	—
GBP	2,915			—			—
	17	0	16	—	—	—	—	—	—
EUR	11,855			—			—
	51	0	50	—	—	—	—	—	—
AUD	732			—			—
	5	0	5	—	—	—	—	—	—
Long
Call
USD	7,945			75			75
	44	45	0	4	8	4	4	2	(1)
EUR	1,371			—			—
	10	8	(2)	—	—	—	—	—	—
Put
USD	3,531			39,574			256
	82	71	(10)	200	486	285	(15)	0	(15)
GBP	1,960			16,335			—
	16	1	(15)	173	241	68	—	—	—
EUR	10,271			637			—
	87	8	(78)	2	2	(0)	—	—	—
CAD	—			2,497			—
	—	—	—	10	45	35	—	—	—
AUD	755			373			—
	10	0	(10)	1	3	2	—	—	—

Total	904,357	(3,372)	(3,653)	930,802	6,322	5,891	829,567	(3,445)	(3,465)

Notes: 1.	The fair value of foreign exchange forwards agreements is based on the futures’ market price.

2.	The fair value of currency swap transactions is calculated by discounting future cash flows to the present value based on the interest rate as of period end.

3.	The fair value of foreign currency options contracts is based on an option pricing model.

4.	For foreign currency options, option premiums are shown beneath the contract amount of the option.

5.	Forward transactions translated at contracted rate the relating forward contracts of which qualify for hedge accounting are not included.

(2) Interest rate-related instruments

(Yen in millions)

	As of September 30, 2004			As of September 30, 2003			As of March 31, 2004
	Contract	Market/Fair	Unrealized	Contract	Market/Fair	Unrealized	Contract	Market/Fair	Unrealized
	amount	value	gain/(loss)	amount	value	gain/(loss)	amount	value	gain/(loss)
Market transactions:
Interest futures
Long	15,262	(90)	(90)	1,580	(1)	(1)	1,291	(11)	(11)
Short	15,459	14	14	32,779	147	147	1,285	14	14
Interest futures options
Long
Call	65,352			130,996			—
	16	3	13	24	39	(15)	—	—	—
Put	21,488			—			—
	2	0	2	—	—	—	—	—	—
Short
Call	21,654			145,198			—
	9	11	1	51	105	54	—	—	—
Put	—			25,256			—
	—	—	—	7	2	(4)	—	—	—

Over-the-counter transactions:
Interest options
Long
Cap	62,499			64,589			63,501
	470	283	187	226	36	189	458	295	163
Swaption	21,112			—			13,000
	—	535	(535)	—	—	—	—	247	(247)
Short
Cap	42,591			27,739			36,139
	392	279	(112)	127	5	(122)	360	260	(99)
Floor	4,313			5,826			3,929
	94	50	(43)	139	204	65	92	118	25
Swaption	4,000			4,000			4,000
	—	228	228	102	246	144	—	151	151
Interest rate swap
Pay.float/Rec.fix	4,810,791	117,385	117,385	4,150,438	225,983	225,983	4,175,414	164,920	164,920
Pay.fix/Rec.float	3,330,565	(56,639)	(56,639)	3,198,108	(137,740)	(137,740)	3,079,367	(85,055)	(85,055)
Pay.float/Rec.float	342,494	663	663	256,027	(156)	(156)	220,280	(16)	(16)
Pay.fix/Rec.fix	7,200	39	39	2,106	29	29	1,200	30	30

Total	8,764,785	62,764	61,113	8,044,648	88,903	88,573	7,599,411	80,956	79,876

Notes: 1.	The fair value of the interest rate future option transactions at the end of period is based on the closing price at major stock exchanges.

2.	The fair value of interest options transactions is based on an option pricing model.

3.	The fair value of the interest rate swap transactions at the end of period is calculated by discounting future cash flows to the present value based on the interest rate at the date.

4.	For interest options, option premiums are shown beneath the contract amount of the option.

5.	Interest rate swaps to which hedge accounting is applied are as follows. (Yen in millions)

(Yen in millions)

	As of September 30, 2004			As of September 30, 2003			As of March 31, 2004
	Contract	Market/Fair	Unrealized	Contract	Market/Fair	Unrealized	Contract	Market/Fair	Unrealized
	amount	value	gain/(loss)	amount	value	gain/(loss)	amount	value	gain/(loss)
Deferred hedge accounting in accordance with bulletin No. 26	535,100	2,719	(34,236)	523,700	7,420	(42,075)	422,900	12,760	(22,509)
			40,304			49,495			37,752

Other deferred hedge accounting	53,100	3,729	3,729	53,500	3,627	3,627	53,100	3,743	3,743

Total	588,200	6,448	9,798	577,200	11,047	11,047	476,000	16,504	18,986

6. Deferred hedge gains on the balance sheets include the following interest rate swap transactions to which hedge accounting is not applied.

(Yen in millions)

	As of September 30, 2004 Deferred hedge gains	As of September 30, 2003 Deferred hedge gains	As of March 31, 2004 Deferred hedge gains
Balance of deferred hedge gains in accordance with bulletin No. 16 relating to interest rate swaps which are not covered by bulletin No. 26	80,288	96,339	95,530
Other deferred hedge accounting	(9,285)	1,744	(14,819)

Total	71,002	98,083	80,710

     Bulletin No. 26: Accounting and Auditing Treatments related to Adoption of Accounting for Financial Instruments in the Insurance industry (Japanese institute of Certified Public Accountants, September 3, 2002)

     Bulletin No. 16: Tentative Accounting and Auditing Treatments related to Adoption of Accounting for Financial Instruments in the Insurance industry (Japanese institute of Certified Public Accountants, March 31, 2000)

(3) Equity-related instruments

(Yen in millions)

	As of September 30, 2004			As of September 30, 2003			As of March 31, 2004
	Contract	Market/Fair	Unrealized	Contract	Market/Fair	Unrealized	Contract	Market/Fair	Unrealized
	amount	value	gain/(loss)	amount	value	gain/(loss)	amount	value	gain/(loss)
Market transactions:
Equity index futures
Short	32,597	901	901	13,952	269	269	26,458	(1,041)	(1,041)
Long	9,345	(202)	(202)	7,913	(319)	(319)	1,531	15	15
Equity index options
Short
Call	7,490			1,100			—
	80	20	59	25	20	5	—	—	—
Put	7,553			—			—
	130	98	32	—	—	—	—	—	—
Long
Call	24,445			1,460			—
	390	62	(328)	28	20	(7)	—	—	—
Put	13,437			—			—
	105	61	(44)	—	—	—	—	—	—
Over-the-counter transactions:
Equity index options
Short
Call	17,586			—			12,357
	338	(894)	1,233	—	—	—	254	126	127
Put	539			—			539
	33	13	20	—	—	—	33	17	15
Long
Call	17,606			—			12,377
	305	(902)	(1,207)	—	—	—	220	116	(103)
Put	617			—			617
	65	35	(30)	—	—	—	65	37	(28)
Equity options
Short
Call	—			1,535			—
	—	—	—	—	36	(36)	—	—	—
Put	3,360			3,759			1,345
	146	376	(230)	126	107	19	79	108	(29)
Long
Call	171			1,706			171
	34	34	—	34	70	36	34	34	—
Put	3,360			3,759			1,345
	63	376	312	69	124	55	41	108	66

Total	138,111	(19)	517	35,187	330	22	56,744	(476)	(977)

Notes: 1.	The market value of the equity index futures and equity index options (market transaction) as of the end of period is based on the quoted final price of the primary stock exchanges.

2.	The fair value of equity index options other than market transactions and option contracts on individual equities is based on quotation from futures market, brokers and counter monetary facilities, or on an option pricing model.

3.	For option contracts, the option premiums are shown below the respective contractual amount as of the commencement date.

4.	The synthetic option is classified into transactions such as short or long by receiving or paying option premium at at the time of the contract.

(4) Bond-related instruments

(Yen in millions)

	As of September 30, 2004			As of September 30, 2003			As of March 31, 2004
	Contract	Market value	Unrealized	Contract	Market value	Unrealized	Contract	Market value	Unrealized
	amount		gain/(loss)	amount		gain/(loss)	amount		gain/(loss)
Market transactions:
Bond futures
Short	77,827	(533)	(533)	30,809	(574)	(574)	21,529	5	5
Long	30,144	199	199	20,746	574	574	12,167	83	83
Bond futures option
Short
Call	—			6,562			—
	—	—	—	14	35	(20)	—	—	—
Put	36,770			1,326			—
	51	50	1	2	1	1	—	—	—
Long
Call	13,675			7,276			—
	134	166	31	20	39	18	—	—	—
Put	6,979			—			—
	20	22	2	—	—	—	—	—	—
Over-the-counter transactions:
Bond option
Short
Call	—			1,983			—
	—	—	—	10	14	(4)	—	—	—
Put	4,894			—			—
	5	9	(4)	—	—	—	—	—	—
Long
Put	—			1,983			—
	—	—	—	11	6	(4)	—	—	—

Total	170,291	(84)	(303)	70,688	97	(9)	33,696	89	89

Notes: 1.	The market value of the bond futures and the bond options as of the end of period is based on the quoted final price at the primary stock exchanges.

2.	The fair value of over-the-counter bond options is quotated from counter monetary facilities.

3.	For option contracts, the option premiums are shown below the respective contractual amount as of the commencement date.

(5) Weather-related instruments

(Yen in millions)

	As of September 30, 2004			As of September 30, 2003			As of March 31, 2004
	Contract	Fair value	Unrealized	Contract	Fair value	Unrealized	Contract	Fair value	Unrealized
	amount		gain/(loss)	amount		gain/(loss)	amount		gain/(loss)
Over-the-counter transactions:
Weather derivatives
Short	3,658			1,743			3,627
	99	1,030	(931)	41	19	22	95	53	41

Total	3,658	1,030	(931)	1,743	19	22	3,627	53	41

Notes: 1.	The fair value of weather derivatives is based on the elements of an individual contract relating to the transactions including weather conditions and contract term.

2.	The option premiums are shown below the respective contractual amount as of the commencement date.

(6) Credit-related instruments

(Yen in millions)

	As of September 30, 2004			As of September 30, 2003			As of March 31, 2004
	Contract	Fair value	Unrealized	Contract	Fair value	Unrealized	Contract	Fair value	Unrealized
	amount		gain/(loss)	amount		gain/(loss)	amount		gain/(loss)
Over-the-counter transactions:
Credit derivatives
Short	1,958,359	1,603	1,603	2,119,618	(5,843)	(5,843)	1,981,668	(167)	(167)
Long	418,194	(5,935)	(5,935)	417,076	(3,893)	(3,893)	400,337	(6,221)	(6,221)

Total	2,376,554	(4,332)	(4,332)	2,536,695	(9,736)	(9,736)	2,382,005	(6,389)	(6,389)

Notes:	The fair value of the credit derivative transactions at the end of period is calculated mainly using internal evaluation model.

(7) Commodity-related instruments

(Yen in millions)

	As of September 30, 2004			As of September 30, 2003			As of March 31, 2004
	Contract	Fair value	Unrealized	Contract	Fair value	Unrealized	Contract	Fair value	Unrealized
	amount		gain/(loss)	amount		gain/(loss)	amount		gain/(loss)
Over-the-counter transactions:
Commodity swaps
Pay Commodity indexes/Rec. fixed price	31,853	(3,416)	(3,416)	3,390	65	65	25,946	(1,119)	(1,119)
Pay fixed price/Rec. Commodity indexes	39,042	3,742	3,742	3,557	(6)	(6)	24,109	1,400	1,400
Pay variable indexes/Rec. Commodity indexes	3,641	125	125	1,711	34	34	3,347	156	156

Total	74,537	451	451	8,659	92	92	53,404	437	437

Notes:	The fair value of the Commodity swap transactions at the end of period is calculated mainly using internal evaluation model.

(8) Others

(Yen in millions)

	As of September 30, 2004			As of September 30, 2003			As of March 31, 2004
	Contract	Fair value	Unrealized	Contract	Fair value	Unrealized	Contract	Fair value	Unrealized
	amount		gain/(loss)	amount		gain/(loss)	amount		gain/(loss)
Over-the-counter transactions:
Derivative including the inflation indexed bonds
Pay fix/Rec. variable consumer price index	9,500			—			—
	795	676	(119)	—	—	—	—	—	—

Total	9,500	676	(119)	—	—	—	—	—	—

Notes: 1.	The fair value of the derivative including the inflation indexed bonds at the end of period is calculated mainly using internal evaluation model.

2.	The option premiums are shown below the respective contractual amount as of the commencement date.

Interim Financial Statements of Tokio Marine and its Consolidated Subsidiaries

Consolidated Interim Balance Sheets

(Yen in millions except percentages)

	As of September 30, 2004		As of September 30, 2003		As of March 31, 2004
	Amount	Ratio	Amount	Ratio	Amount	Ratio
Assets		%		%		%
Cash, deposits and savings	282,175	3.82	420,982	5.88	296,418	4.01
Call loans	477,600	6.47	548,100	7.66	521,100	7.06
Monetary receivables bought	263,457	3.57	73,182	1.02	100,849	1.37
Money trust	53,451	0.72	26,629	0.37	34,012	0.46
Securities	4,939,314	66.92	4,621,596	64.58	5,050,398	68.38
Loans	551,664	7.47	627,415	8.77	555,222	7.52
Property and equipment	271,528	3.68	274,165	3.83	273,556	3.70
Other assets	554,916	7.52	582,615	8.14	573,722	7.77
Deferred tax assets	342	0.00	474	0.01	458	0.01
Customers’ liabilities under acceptances and guarantees	1,368	0.02	14,637	0.20	2,117	0.03
Reserve for bad debts	(14,652)	(0.20)	(33,017)	(0.46)	(21,984)	(0.30)

Total assets	7,381,167	100.00	7,156,780	100.00	7,385,873	100.00

Liabilities
Underwriting funds	4,586,938	62.14	4,430,559	61.91	4,439,888	60.11
Outstanding claims	651,537		574,484		585,299
Underwriting reserves	3,935,401		3,856,075		3,854,589
Straight Bonds	187,859	2.55	166,009	2.32	174,056	2.36
Other liabilities	555,126	7.52	701,793	9.81	572,806	7.76
Reserve for retirement benefits	160,142	2.17	159,321	2.23	161,198	2.18
Reserve for employees’ bonuses	18,478	0.25	18,970	0.27	15,504	0.21
Reserve under the special law	63,888	0.87	54,971	0.77	60,838	0.82
Reserve for price fluctuation	63,888		54,971		60,838
Deferred tax liabilities	130,486	1.77	23,947	0.33	168,933	2.29
Consolidated adjustment account	369	0.01	389	0.01	379	0.01
Acceptances and guarantees	1,368	0.02	14,637	0.20	2,117	0.03

Total liabilities	5,704,657	77.29	5,570,602	77.84	5,595,725	75.76

Minority interest	1,394	0.02	1,307	0.02	1,333	0.02

Stockholders’ equity
Common stock	101,994	1.38	101,994	1.43	101,994	1.38
Additional paid-in capital	38,782	0.53	38,782	0.54	38,782	0.53
Retained earnings	575,162	7.79	681,979	9.53	649,443	8.79
Unrealized gains on investments, net of taxes	977,607	13.24	772,109	10.79	1,018,156	13.79
Foreign currency translation adjustments	(18,432)	(0.25)	(9,996)	(0.14)	(19,563)	(0.26)

Total stockholders’ equity	1,675,115	22.69	1,584,870	22.15	1,788,814	24.22

Total liabilities, minority interest and stockholders’ equity	7,381,167	100.00	7,156,780	100.00	7,385,873	100.00

     Note: Certain reclassifications are made to previous periods’ presentation to conform to that of current period.

Consolidated Interim Statements of Income

(Yen in millions except percentages)

	For the six months ended				For the year ended
	September 30, 2004		September 30, 2003		March 31, 2004
	Amount	Ratio	Amount	Ratio	Amount	Ratio
Ordinary income and expenses		%		%		%
Ordinary income	944,681	100.00	952,422	100.00	1,925,889	100.00
Underwriting income	889,812	94.19	892,901	93.75	1,795,985	93.25
Net premiums written	770,458		758,185		1,538,297
Deposit premiums from policyholders	90,971		106,697		202,091
Investment income on deposit premiums from policyholders	27,215		27,584		54,909
Life insurance premiums	184		372		607
Investment income	46,229	4.89	49,244	5.17	103,935	5.40
Interest and dividends received	52,384		49,532		95,523
Profit on investment in money trusts	296		210		475
Profit on sales of securities	16,720		18,838		36,955
Profit on redemption of securities	591		1,495		1,668
Profit on derivative transactions	2,526		5,981		22,311
Transfer of investment income on deposit premiums	(27,215)		(27,584)		(54,909)
Other ordinary income	8,639	0.91	10,275	1.08	25,968	1.35
Depreciation of consolidated adjustment account	9		9		19
Investment income under the equity method	424		—		42
Ordinary expenses	940,691	99.58	873,829	91.75	1,766,160	91.71
Underwriting expenses	800,488	84.74	734,842	77.16	1,482,874	77.00
Net claims paid	391,183		362,046		748,976
Loss adjustment expenses	30,239		31,497		59,801
Agency commissions and brokerage	122,315		121,149		245,398
Maturity refunds to policyholders	109,615		128,273		320,841
Dividends to policyholders	12		30		57
Life insurance claims	119		298		477
Provision for outstanding claims	65,853		2,444		16,162
Provision for underwriting reserves	80,816		86,507		86,085
Investment expenses	8,829	0.93	4,450	0.47	22,732	1.18
Loss on investment in money trusts	60		1,332		1,567
Loss on trading securities	58		299		672
Loss on sales of securities	1,208		790		5,305
Loss on revaluation of securities	5,408		1,015		10,291
Loss on redemption of securities	1,392		9		3,732
Underwriting and general administrative expenses	129,008	13.66	132,040	13.86	256,425	13.31
Other ordinary expenses	2,364	0.25	2,494	0.26	4,128	0.21
Interest paid	912		1,000		2,233
Loss on bad debts	20		0		207
Investment loss under the equity method	—		863		—
Ordinary profit	3,989	0.42	78,592	8.25	159,728	8.29

Extraordinary gains and losses
Extraordinary gains	470	0.05	371	0.04	2,339	0.12
Profit on sales of properties	470		371		2,339
Extraordinary losses	7,837	0.83	11,689	1.23	22,511	1.17
Loss on sales of properties	722		439		1,196
Provision for reserve under the special law	3,049		5,944		11,811
Provision for reserve for price fluctuation	3,049		5,944		11,811
Extra write-off against profit on sales of properties	0		0		0
Merger related costs	2,099		1,028		3,738
Loss on revaluation of stock of subsidiaries	—		4,275		4,753
Revaluation loss on properties	1,965		—		—
Other	—		0		1,011

Income or loss before income taxes	(3,377)	(0.36)	67,275	7.06	139,556	7.25
Income taxes — current	14,412	1.53	22,589	2.37	42,009	2.18
Income taxes — deferred	(15,829)	(1.68)	(385)	(0.04)	4,907	0.25
Minority interest	93	0.01	(1)	(0.00)	75	0.00

Net income or loss	(2,053)	(0.22)	45,073	4.73	92,564	4.81

Consolidated Interim Statements of Retained Earnings

(Yen in millions)

	For the six months ended		For the year ended
	September 30, 2004	September 30, 2003	March 31, 2004
Additional paid-in capital
Additional paid-in capital at beginning of	38,782	38,782	38,782
Additional paid-in capital at end of	38,782	38,782	38,782
Retained earnings
Unappropriated retained earnings at beginning of	649,443	780,159	780,159
Increase in unappropriated retained earnings	—	45,073	92,564
Net income	—	45,073	92,564
Decrease in unappropriated retained earnings	74,280	143,252	223,279
Net loss	2,053	—	—
Dividends	72,014	103,999	184,010
Other decreases	212	39,252	39,269
Unappropriated retained earnings at end of	575,162	681,979	649,443

     Note: Certain reclassifications are made to previous periods’ presentation to conform to the presentation for the current six months.

Consolidated Interim Statements of Cash Flows

(Yen in millions)

	For the six months ended		For the year ended
	September 30, 2004	September 30, 2003	March 31, 2004
I. Cash flows from operating activities:
Income or loss before income taxes	(3,377)	67,275	139,556
Depreciation	7,038	6,440	13,319
Amortization of goodwill	(9)	(9)	(19)
Increase (decrease) in outstanding claims	65,870	2,445	16,195
Increase (decrease) in underwriting reserves	80,819	86,504	86,085
Increase (decrease) in reserve for bad debts	(7,342)	(3,395)	(14,362)
Increase (decrease) in reserve for retirement benefits	(1,056)	(2,353)	(477)
Increase (decrease) in reserve for employees’ bonuses	2,977	4,088	627
Increase (decrease) in reserve for price fluctuation	3,049	5,944	11,811
Interest and dividend income	(52,384)	(49,532)	(95,523)
Net loss (profit) on securities	(9,244)	(14,830)	(14,019)
Interest expenses	912	1,000	2,233
Loss (profit) on foreign exchange	458	363	(2,473)
Loss (profit) related to properties	2,218	69	(131)
Investment loss (income) under the equity method	(424)	863	(42)
Decrease (increase) in other assets (other than investing and financing activities)	17,628	55,057	64,876
Increase (decrease) in other liabilities (other than investing and financing activities)	(25,222)	(82,474)	(90,824)
Others	5,588	1,686	5,766
Sub-total	87,498	79,142	122,597
Interest and dividends received	58,925	62,935	113,234
Interest paid	(1,408)	(1,209)	(2,330)
Income taxes paid	(3,534)	(56,477)	(96,144)
Net cash provided by operating activities	141,481	84,389	137,357

II. Cash flows from investing activities:
Net increase in deposit and savings	(23)	(525)	(4,003)
Purchases of monetary receivables bought	(42,892)	(7,186)	(30,759)
Proceeds from sales and redemption of monetary receivables bought	14,100	16,808	34,829
Increase in money trust	(24,747)	—	(9,292)
Decrease in money trust	5,543	16,406	18,346
Purchases of securities	(527,920)	(379,520)	(860,914)
Proceeds from sales and redemption of securities	519,861	480,789	953,324
Loans made	(85,774)	(57,455)	(123,902)
Proceeds from collection of loans receivable	84,165	77,949	213,007
Increase in cash received under securities lending transactions	(952)	17,609	25,381
Other	(2)	(82)	(128)
II(a) Subtotal	(58,641)	164,793	215,888
Subtotal (I+II(a))	82,839	249,183	353,245
Purchases of property and equipment	(6,188)	(7,743)	(15,873)
Proceeds from sales of property and equipment	602	1,013	4,010
Net cash provided by (used in) investing activities	(64,227)	158,063	204,025

III. Cash flows from financing activities:
Proceeds from borrowing	2,000	3,320	11,820
Payments of borrowing	(4,604)	(2,000)	(8,802)
Proceeds from issuance of bond	33,257	26,596	50,514
Redemption of bond	(19,484)	(7,869)	(21,440)
Dividends paid by the Tokio Marine	(72,041)	(104,032)	(184,046)
Dividends paid by subsidiaries to minority shareholders	(19)	(34)	(35)
Other	(693)	1,955	572
Net cash provided by (used in) financing activities	(61,586)	(82,064)	(151,418)

IV. Effect of exchange rate changes on cash and cash equivalents	(188)	1,034	(3,370)

V. Net increase (decrease) in cash and cash equivalents	15,478	161,423	186,594

VI. Cash and cash equivalents at beginning of	903,436	763,983	763,983

VII. Net decrease in cash and cash equivalents due to reorganization of subsidiaries	—	(47,141)	(47,141)

VIII. Cash and cash equivalents at end of	918,914	878,265	903,436

     Note: Certain reclassifications are made to previous periods’ presentation to conform to that of current period.

Interim Financial Statements of Nichido Fire and its Consolidated Subsidiaries

Consolidated Interim Balance Sheets

(Yen in millions except percentages)

	As at September 30, 2004		As at September 30, 2003		As at March 31, 2004
	Amount	Ratio	Amount	Ratio	Amount	Ratio
Assets		%		%		%
Cash, deposits and savings	171,807	9.66	124,004	6.95	152,091	8.26
Call loans	—	—	—	—	40,000	2.17
Monetary receivables bought	4,854	0.27	4,569	0.26	5,998	0.33
Money trust	27,546	1.55	29,334	1.64	29,771	1.62
Securities	1,294,293	72.78	1,299,192	72.87	1,305,020	70.91
Loans	100,627	5.66	133,842	7.51	111,801	6.08
Property and equipment	69,422	3.90	80,523	4.52	78,890	4.29
Other assets	116,152	6.53	122,795	6.89	122,981	6.68
Reserve for bad debts	(6,183)	(0.35)	(11,431)	(0.64)	(6,275)	(0.34)

Total Assets	1,778,520	100.00	1,782,830	100.00	1,840,280	100.00

Liabilities
Underwriting funds	1,256,565	70.65	1,269,849	71.23	1,264,370	68.71
Outstanding claims	131,574		119,402		123,281
Underwriting reserves	1,124,991		1,150,447		1,141,088
Straight bonds	25,000	1.40	25,000	1.40	25,000	1.36
Other liabilities	38,599	2.17	41,620	2.33	45,164	2.45
Reserve for retirement benefits	24,170	1.36	27,194	1.53	25,074	1.36
Reserve for employees’ bonuses	3,514	0.20	3,786	0.21	3,984	0.22
Reserve under the special law	5,110	0.29	4,012	0.22	4,507	0.24
Reserve for price fluctuation	5,110		4,012		4,507
Deferred tax liabilities	15,489	0.87	1,914	0.11	28,519	1.55

Total Liabilities	1,368,450	76.94	1,373,377	77.03	1,396,620	75.89

Minority interest	—	—	0	0.00	0	0.00

Stockholders’ Equity
Common stock	50,550	2.84	50,550	2.84	50,550	2.75
Additional paid-in capital	34,187	1.92	34,187	1.92	34,187	1.86
Retained earnings	109,752	6.17	123,616	6.93	118,373	6.43
Unrealized gains on investments, net of taxes	215,578	12.13	202,382	11.35	240,701	13.08
Foreign currency translation adjustments	—	—	(1,284)	(0.07)	(154)	(0.01)

Total Stockholders’ Equity	410,069	23.06	409,452	22.97	443,659	24.11

Total Liabilities, Minority Interest and Stockholders’ Equity	1,778,520	100.00	1,782,830	100.00	1,840,280	100.00

     Notes: Certain reclassifications are made to previous periods’ presentation to conform to that of current period.

Consolidated Interim Statements of Income

(Yen in millions except percentages)

	For the six months ended		For the year ended
	September 30, 2004	September 30, 2003	March 31, 2004
	Amount	Amount	Amount
Ordinary income and expenses
Ordinary income	275,741	257,024	530,928
Underwriting income	233,337	239,252	478,709
Net premiums written	193,272	200,374	401,114
Deposit premiums from policyholders	20,765	26,205	52,109
Investment income on deposit premiums from policyholders	6,415	6,732	13,185
Reversal of reserves for outstanding claims	—	2,996	—
Reversal of underwriting reserves	12,809	2,942	12,301
Other underwriting income	74	—	—
Investment income	41,328	16,786	50,131
Interest and dividends received	10,841	12,834	23,645
Profit on investment in money trust	468	529	2,472
Profit on sales of securities	36,304	9,443	37,122
Profit on redemption of securities	14	1	2
Profit on derivative transactions	—	686	—
Other investment income	115	—	73
Transfer of investment income on deposit premiums from policyholders	(6,415)	(6,732)	(13,185)
Other ordinary income	1,075	985	2,087
Ordinary expenses	248,840	235,467	483,342
Underwriting expenses	204,810	190,313	388,951
Net claims paid	108,358	100,161	206,426
Loss adjustment expenses	8,458	8,292	16,482
Agency commissions and brokerage	30,998	32,071	62,972
Maturity refunds to policyholders	44,527	49,508	101,746
Dividends to policyholders	1	6	12
Provision for outstanding claims	12,348	—	882
Other underwriting expenses	117	—	427
Investment expenses	6,028	3,628	12,180
Loss on investment in money trust	233	1,080	582
Loss on trading securities	—	6	6
Loss on sales of securities	2,914	2,329	10,364
Loss on revaluation of securities	455	202	727
Loss on derivative transactions	1,975	—	481
Other investment expenses	449	—	17
Underwriting and general administrative expenses	36,858	40,678	79,026
Other ordinary expenses	1,143	847	3,183
Interest paid	243	264	512
Reserve for bad debts	130	107	—
Loss on bad debts	4	—	35
Other	765	—	2,636
Ordinary profit	26,900	21,557	47,586

Extraordinary gains and losses
Extraordinary gains	664	725	995
Profit on sales of properties	391	725	995
Other extraordinary gains	272	—	—
Extraordinary losses	15,404	1,497	5,156
Loss on sales of properties	2,143	89	785
Provision for reserve under the special law	603	765	1,259
Provision for reserve for price fluctuation	603	765	1,259
Merger related costs	2,102	—	3,006
Revaluation loss on properties	10,555	—	—
Other	—	642	104

Income before income taxes	12,160	20,786	43,425
Income taxes — current	1,876	133	3,056
Income taxes — deferred	1,085	7,062	12,022
Minority interest	0	0	0

Net income	9,198	13,589	28,346

Consolidated Interim Statements of Retained Earnings

(Yen in millions)

	For the six months ended
	September 30, 2004	September 30, 2003	For the year ended March 31, 2004
Additional paid-in capital
Additional paid-in capital at beginning of	34,187	34,187	34,187
Additional paid-in capital at end of	34,187	34,187	34,187
Retained earnings
Unappropriated retained earnings at beginning of	118,373	146,050	146,050
Increase in unappropriated retained earnings	9,399	13,589	28,346
Net income	9,198	13,589	28,346
Increase in connection with merger	201	—	—
Decrease in unappropriated retained earnings	18,020	36,023	56,023
Dividends	18,000	26,000	46,000
Directors’ bonus	20	20	20
Others	—	10,002	10,002
Unappropriated retained earnings at end of	109,752	123,616	118,373

     Notes: Certain reclassifications are made to previous periods’ presentation to conform to that of current period.

Consolidated Interim Statements of Cash Flows

(Yen in millions)

	Six months ended		For the year ended
	September 30, 2004	September 30, 2003	March 31, 2004
I. Cash flows from operating activities:
Income before income taxes	12,160	20,786	43,425
Depreciation	1,754	2,090	4,234
Increase (decrease) in outstanding claims	12,348	(2,996)	882
Increase (decrease) in underwriting reserves	(12,809)	(2,942)	(12,301)
Increase (decrease) in reserve for bad debts	(91)	105	(5,050)
Increase (decrease) in reserve for retirement benefits	(904)	488	(1,630)
Increase (decrease) in reserve for employees’ bonuses	(470)	(21)	176
Increase (decrease) in reserve for price fluctuation	603	765	1,259
Interest and dividend income	(10,841)	(12,834)	(23,645)
Net loss (profit) on securities	(32,947)	(6,894)	(26,023)
Interest expenses	243	264	512
Loss (gain) on foreign exchange	(81)	24	(51)
Loss (profit) related to properties	12,306	(192)	(104)
Decrease (increase) in other assets (other than investing and financing activities)	3,625	(1,052)	798
Increase (decrease) in other liabilities (other than investing and financing activities)	(5,991)	(3,221)	(1,814)
Other	402	517	4,371

Sub-total	(20,694)	(5,113)	(14,961)
Interest and dividends received	11,558	13,791	26,366
Interest paid	(242)	(263)	(511)
Income taxes paid	(2,579)	8,933	8,175

Net cash provided by operating activities	(11,957)	17,347	19,067
II. Cash flows from investing activities:
Net increase in deposit and savings	983	(1,000)	(1,000)
Purchases of monetary receivables bought	(900)	(680)	(2,500)
Proceeds from sales and redemption of monetary receivables bought	1,138	144	548
Increase in money trust	—	(3,618)	(21,600)
Decrease in money trust	3,215	4,648	23,547
Purchases of securities	(439,476)	(243,261)	(491,923)
Proceeds from sales and redemption of securities	437,241	228,820	547,845
Loans made	(18,286)	(29,002)	(50,311)
Proceeds from collection of loans receivable	26,079	37,370	76,768
Others	25	(7)	(13)
II(a) Subtotal	10,020	(6,585)	81,361
Subtotal (I+II(a))	(1,936)	10,761	100,429
Purchases of property and equipment	(1,700)	(838)	(2,319)
Proceeds from sales of property and equipment	1,017	830	1,727

Net cash provided by (used in) investing activities	9,337	(6,594)	80,769
III. Cash flows from financing activities:
Dividends paid by the Nichido Fire	(18,000)	(26,000)	(46,000)
Dividends paid by subsidiaries to minority shareholders	(0)	—	(0)
Others	(45)	(23)	(35)

Net cash provided by (used in) financing activities	(18,045)	(26,023)	(46,036)
IV. Effect of exchange rate changes on cash and cash equivalents	(243)	(40)	(179)

V. Net increase (decrease) in cash and cash equivalents	(20,909)	(15,310)	53,621
VI. Cash and cash equivalents at beginning of	192,525	149,726	149,726

VII. Net decrease in cash and cash equivalents due to reorganization of subsidiaries	—	(10,822)	(10,822)

VIII. Net increase in cash and cash equivalents due to merger	163	—	—

IX. Cash and cash equivalents at end of	171,779	123,593	192,525

     Notes: Certain reclassifications are made to previous periods’ presentation to conform to that of current period.

Item 2

[English translation]

November 29, 2004

Summary of Non-Consolidated Business Results of Millea Holdings, Inc. under Japanese GAAP for the Six Months Ended September 30, 2004

Company Name: Millea Holdings, Inc.

Securities Code Number: 8766

Stock Exchange Listings: Tokyo and Osaka

Head Office: Tokyo, Japan

Representative: Kunio Ishihara, President, Millea Holdings, Inc.

Contact: Mitsuru Muraki, Corporate Planning Dept., Millea Holdings, Inc. Phone 03-6212-3341

     Satoshi Tsujigado, Business Management Dept., Millea Holdings, Inc. Phone: 03-6212-3344

Interim dividends system: Established

New unit system: None

1. Non-Consolidated Business Results for the six months ended September 30, 2004

(from April 1, 2004 to September 30, 2004)

(1) Non-consolidated results of operations

(Yen in millions except per share amounts and percentages)

	For the six months ended	For the six months ended	For the year ended
	September 30, 2004	September 30, 2003	March 31, 2004
Operating income	91,514	131,646	233,617
Ratio	(30.5)%	158.0%	341.4%
Operating profits	90,324	130,516	231,455
Ratio	(30.8)%	165.9%	364.1%
Ordinary profits	90,317	130,507	231,431
Ratio	(30.8)%	165.7%	363.2%
Net income	89,923	130,283	230,871
Ratio	(31.0)%	165.2%	365.4%
Net income per share of common stocks (yen)	50,837.37	70,737.79	126,681.20

The amounts less than respective unit are rounded down and the rates less than respective unit are rounded off.

Notes:

a. Average number of shares outstanding

     For the six months ended September 30, 2004: 1,768,843 shares

     For the six months ended September 30, 2003: 1,841,782 shares

     For the year ended March 31, 2004: 1,822,461 shares

b. Change in accounting method: None

c. Percentage figures show increase or decrease in ordinary income, operating profit and net income from the previous period.

(2) Dividends payment

Dividends paid per share

For the six months ended September 30, 2004: None

For the six months ended September 30, 2003: None

For the year ended March 31, 2004: 11,000 yen

(3) Non-consolidated financial conditions

(Yen in millions except per share amounts and percentages)

	For the six months ended	For the six months ended	For the year ended
	September 30, 2004	September 30, 2003	March 31, 2004
Total assets	2,349,078	2,275,293	2,330,236
Stockholders’ equity	2,348,446	2,274,818	2,329,735
Ratio of stockholders’ equity to total assets	100.0%	100.0%	100.0%
Stockholders’ equity per share (yen)	1,338,213.45	1,249,346.96	1,302,942.88

Notes:

a. Number of shares outstanding

As of September 30, 2004: 1,754,911 shares

As of September 30, 2003: 1,820,805 shares

As of March 31, 2004: 1,788,056 shares

b. Number of treasury stocks outstanding

As of September 30, 2004: 32,137 shares

As of September 30, 2003: 36,242 shares

As of March 31, 2004: 68,992 shares

2. Non-consolidated business forecast for the year ending March 31, 2005

(from April 1, 2004 to March 31, 2005)

(Yen in millions)

Operating income	113,000
Ordinary profits	110,000
Net income	110,000
Annual cash dividends per share (yen)	11,000.00
Cash dividends per share by the year end (yen)	11,000.00

Notes:

Expected net income per share (yen): 62,681.22

Non-Consolidated Interim Balance Sheet

(Yen in millions except percentages)

	As of September 30, 2004		As of September 30, 2003		As of March 31, 2004
	Amount	Ratio	Amount	Ratio	Amount	Ratio
Current assets:		%		%		%
Cash, deposits and savings	113,013		75,381		110,516
Receivables	17,726		25,933		45,740
Others	161		80		108

Total Current assets	130,901	5.57	101,395	4.46	156,366	6.71

Non-current assets:
Tangible fixed assets	254		298		273
Intangible fixed assets	0		0		0
Investments and other assets:
Investments in subsidiaries (stock)	2,217,902		2,173,575		2,173,574
Others	19		22		20

Total Non-current assets	2,218,177	94.43	2,173,897	95.54	2,173,870	93.29

Total Assets	2,349,078	100.00	2,275,293	100.00	2,330,236	100.00

Liabilities and Stockholders’ equity
Liabilities:
Current liabilities
Reserve for bonus	143		134		134
Others	489		340		366

Total Current liabilities	632	0.03	474	0.02	500	0.02

Total Liabilities	632	0.03	474	0.02	500	0.02

Stockholders’ equity:
Common stock	150,000	6.39	150,000	6.59	150,000	6.44
Capital surplus
Additional paid-in capital	1,511,485		1,511,485		1,511,485
Others	408,418		500,002		500,005

Total Capital surplus	1,919,904	81.73	2,011,487	88.41	2,011,490	86.32

Retained earnings
Voluntary reserve	214,994		4,994		4,994
Unappropriated retained earnings	110,212		149,370		249,958

Total retained earnings	325,207	13.84	154,364	6.78	254,952	10.94

Treasury stock	(46,664)	(1.99)	(41,033)	(1.80)	(86,707)	(3.72)

Total stockholders’ equity	2,348,446	99.97	2,274,818	99.98	2,329,735	99.98

Total Liabilities and Stockholders’ equity	2,349,078	100.00	2,275,293	100.00	2,330,236	100.00

Non-Consolidated Interim Statement of Income

(Yen in millions except percentages)

	For the six months ended		For the six months ended		For the year ended
	September 30, 2004		September 30, 2003		March 31, 2004
	Amount	Ratio	Amount	Ratio	Amount	Ratio
Operating income:		%		%		%
Dividends received from subsidiaries	90,014		130,046		230,417
Fees received from subsidiaries	1,500		1,600		3,200

Total Operating income	91,514	100.00	131,646	100.00	233,617	100.00

Operating expenses:
General and administrative expenses	1,190	1.30	1,130	0.86	2,162	0.93

Operating profit	90,324	98.70	130,516	99.14	231,455	99.07

Non-operating income	16	0.02	6	0.01	14	0.01
Non-operating expenses	22	0.02	15	0.01	38	0.02

Ordinary profit	90,317	98.69	130,507	99.14	231,431	99.06

Extraordinary losses	0	0.00	35	0.03	35	0.01

Income before income taxes	90,317	98.69	130,472	99.11	231,396	99.05
Income taxes-current	431		157		523
Income taxes-deferred	(37)		31		1

Total income taxes	393	0.43	188	0.14	524	0.22

Net income	89,923	98.26	130,283	98.96	230,871	98.82
Unappropriated retained earnings at the beginning of the period	20,289		19,086		19,086

Unappropriated retained earnings at the end of the period	110,212		149,370		249,958

Notes to the non-consolidated financial statements

Basis for presentation and principals of financial statements

1. Valuation of securities

Investments in subsidiaries are stated at cost determined by the moving-average method.

2. Depreciation for fixed assets

Depreciation of tangible fixed assets other than buildings(excluding auxiliary facilities attached to the building) is computed using the declining-balance method principally over the following useful lives.

Equipment and furnitures	3 to 15 years
Buildings	8 to 18 years

3. Reserve

In order to prepare for employees’ bonus payments, Millea Holdings accrues for reserve for employees’ bonuses based on the estimated amount of payment attributable to the six months ended September 30, 2004.

4. Lease transactions

Finance lease transactions other than those which are deemed to transfer the ownership of the leased property to lessees are accounted for by a method similar to that applicable to the ordinary lease transactions.

5. Consumption taxes

Consumption Taxes and local consumption taxes are accounted for by the tax-segregated method.

Notes to non-consolidated balance sheet

1.	Accumulated depreciation of tangible fixed assets amounted to 131 million yen.

2.	For the six months ended September 30, 2004, the cancellation of shares held by the Company as treasury stock was implemented by decreasing capital surplus as follows.
Number of shares to be cancelled: 70,000 shares
Aggregate purchase price of shares: 91,590 million yen

Notes to non-consolidated statement of income

1.	Depreciation expenses

Tangible Fixed Assets: 20 million yen

Lease Transactions

     Information on this item will be disclosed through EDINET.

Securities

     Investments in subsidiaries are non-marketable securities.